Exhibit 2.1
EXECUTION VERSION

PURCHASE AGREEMENT
by and among
ON ASSIGNMENT, INC.,
MSCP V CC PARENT, LLC,
EACH OF THE SELLERS LISTED ON EXHIBIT A,
LAWRENCE SERF, as Founders’ Representative
and
MSCP V CC HOLDCO, LLC, as the Sellers’ Representative
Dated as of May 9, 2015

LA_LAN01:282760.7A

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LIST OF EXHIBITS AND SCHEDULES
Exhibit A:    Ownership of Units and Options
Exhibit B:    Certain Executives
Exhibit C:     Form of Subscription Agreement
Exhibit D:    Form of Escrow Agreement
Exhibit E:    Form of Joinder
Exhibit F:    FIRPTA Certificate

Exhibit G:	Applicable Accounting Principles and Sample Calculation of Net Working Capital
Exhibit H:    Certain Indemnity Matters

Schedule A:    Certain Earn-out Matters

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PURCHASE AGREEMENT
This PURCHASE AGREEMENT, dated as of May 9, 2015 (this “Agreement”), is made by and among On Assignment, Inc., a Delaware corporation (“Buyer”), MSCP V CC Parent, LLC, a Delaware limited liability company (the “Company”), each of the Persons listed on Exhibit A (each a “Seller” and collectively “Sellers”), Lawrence Serf, an individual, as the representative of the Management Holders (the “Founders’ Representative”) and MSCP V CC Holdco, LLC, as the representative for the Holders (the “Representative”). Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 9.1.
R E C I T A L S:
WHEREAS, Sellers collectively own in the aggregate all of the issued and outstanding limited liability company interests in the Company designated as Class A Units (the “Units”), which represent all of the limited liability company interests of the Company and which are allocated as set forth on Exhibit A attached hereto;
WHEREAS, concurrently with the execution of this Agreement and in connection with the transactions contemplated hereby, certain executives of Creative Circle, LLC, a Delaware limited liability company and indirect Subsidiary of the Company (“Creative Circle”), listed on Exhibit B have entered into amended and restated employment agreements with Creative Circle (the “Restated Employment Agreements”) relating to their continued employment following the Closing;
WHEREAS, in connection with the transactions contemplated hereby, Buyer intends to make certain inducement grants of Buyer restricted stock units to the executives listed on Exhibit B concurrent with the Closing as well as in December of 2015;
WHEREAS, concurrently with the execution of this Agreement and in connection with the transactions contemplated hereby, Buyer and the Founders have entered into subscription agreements (the “Subscription Agreements”), substantially in the form of Exhibit C attached hereto, pursuant to which the Founders have subscribed for the Stock Consideration, if any, pursuant to the transactions contemplated hereby and the terms and conditions thereof;
WHEREAS, Buyer and the Representative will enter into an escrow agreement (the “Escrow Agreement”), substantially in the form of Exhibit D attached hereto, with Union Bank, N.A. (the “Escrow Agent”) to provide escrow services in connection with the transactions contemplated hereby; and
WHEREAS, Sellers wish to sell the Units to Buyer, and Buyer wishes to purchase the Units from Sellers, on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement and the Ancillary Agreements, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE 1
Sale and Purchase of Units
Section 1.1    Sale and Purchase of Units. Subject to the terms and conditions hereof, at the Closing, each Seller shall sell, transfer, convey, assign and deliver the Units owned by such Seller to Buyer, and Buyer shall purchase the Units from Sellers, free and clear of any Liens, for the Purchase Price, subject to adjustment as set forth in Section 1.3(d).
Section 1.2    Closing. The closing of the sale and purchase of the Units (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m., Eastern time, on the date that is three (3) Business Days after the conditions set forth in Article 6 have been satisfied or waived (other than those conditions that are to be satisfied by actions taken at or immediately before the Closing but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by Buyer and the Representative; provided, that notwithstanding anything to the contrary contained in this Agreement, if Buyer delivers a written notice to the Representative to the effect that Buyer requires additional time to complete the Financing, the Closing shall occur on June 23, 2015 or such earlier date specified by Buyer to the Representative upon not less than three (3) Business Days’ notice (but in any event subject to the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that are to be satisfied by actions taken at or immediately before the Closing but subject to the satisfaction or waiver of those conditions at such time)). The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date.”
Section 1.3    Closing Payments.
(a)    Estimated Cash Purchase Price. No later than three (3) Business Days prior to the Closing, the Chief Financial Officer of the Company shall deliver to Buyer a signed certificate setting forth the Sellers’ good faith estimate of the Cash Purchase Price (the “Estimated Cash Purchase Price”), which shall be based on (i) the Base Cash Consideration and (ii) Representative’s good faith estimates of (A) the amount of Closing Date Indebtedness, (B) the amount of Company Expenses, (C) the amount of Cash and Cash Equivalents, (D) the Net Working Capital Adjustment and (E) the Change in Control Payments.

(b)    Closing Consideration. No later than three (3) Business Days prior to the Closing, the Representative and the Founders’ Representative shall deliver to Buyer a signed statement (on behalf and in the name of the Sellers) which sets forth (i) each Holder’s Closing Payment Amount, (ii) the Aggregate Exercise Price, (iii) each Holder’s Percentage Allocation, (iv) each Sponsor’s Sponsor Allocation, (v) each Founder’s Founder Allocation, (vi) the amounts payable to any Holder pursuant to Section 1.6(a)(i) in respect of Options, (vii) the exercise price of all Options, (viii) any Person to which any Closing Date Indebtedness, Company Expenses, Change in Control Payments or the Representative Fund Amount are to be paid pursuant hereto and the amounts of such payments and (ix) the applicable accounts to which any such amounts in clause (i) and clause (v) below or Section 1.6(b) are to be paid. At the Closing, Buyer shall make, or shall cause to be made, by wire transfer of immediately available funds to the accounts designated in the statement delivered pursuant to the immediately preceding sentence (other than in respect of clause (i) below), the following payments:
(i)    to an escrow account designated by the Escrow Agent (the “Escrow Account”), which shall be established pursuant to the Escrow Agreement, $28 million (such amount, the “Escrow Amount”). A portion of the Escrow Amount, equal to $25 million, shall be designated as the “Indemnity Escrow Amount,” and the remaining portion of the Escrow Account, equal to $3 million, shall be designated as the “Adjustment Escrow Amount.” The Adjustment Escrow Amount shall serve as security for and a source of payment of Sellers’ obligations pursuant to if any, and the Indemnity Escrow Amount shall serve as security for, and a source of payment of Sellers’ obligations pursuant to , if any;
(ii)    to the holders of the Closing Date Indebtedness, the amounts specified in the applicable payoff letters related to such Indebtedness and as set forth in the statement delivered pursuant to the first sentence of this Section 1.3(b);
(iii)    to the parties designated by the Company, amounts to satisfy the Company Expenses and Change in Control Payments and as set forth in the statement delivered pursuant to the first sentence of this Section 1.3(b);
(iv)    to the Representative, an amount equal to the Representative Fund Amount; and
(v)    to each Holder, an amount equal to such Holder’s Closing Payment Amount(s) and as set forth in the statement delivered pursuant to the first sentence of this Section 1.3(b).
(c)    Determination of Final Cash Purchase Price.

(i)    As soon as practicable, but no later than forty-five (45) days after the Closing Date, Buyer shall prepare and deliver to the Representative (A) a proposed calculation of the Net Working Capital, (B) a proposed calculation of the amount of Cash and Cash Equivalents, (C) a proposed calculation of the amount of Closing Date Indebtedness, (D) a proposed calculation of the amount of Company Expenses, (E) a proposed calculation of the Change in Control Payments and (F) a proposed calculation of the Cash Purchase Price (which calculations shall collectively be referred to herein as the “Proposed Closing Date Calculations”).
(ii)    If the Representative does not give written notice of any dispute (a “Purchase Price Dispute Notice”) to Buyer within twenty-five (25) days of receiving the Proposed Closing Date Calculations, the Proposed Closing Date Calculations shall be deemed to set forth the final Net Working Capital, Cash and Cash Equivalents, Closing Date Indebtedness, Company Expenses, Change in Control Payments and Cash Purchase Price, in each case, for purposes of determining the Actual Adjustment. Prior to the end of such twenty-five (25) day period, the Representative may accept the Proposed Closing Date Calculations by delivering written notice to that effect to Buyer, in which case the Cash Purchase Price will be finally determined when such notice is given. If the Representative gives a Purchase Price Dispute Notice to Buyer within such twenty-five (25) day period, Buyer and the Representative shall use commercially reasonable efforts to resolve the dispute during the thirty (30) day period commencing on the date Buyer receives the Purchase Price Dispute Notice from the Representative. If the Representative and Buyer do not agree upon a final resolution with respect to any disputed items within such thirty (30) day period, then the remaining items in dispute shall be submitted immediately to the Independent Accountant. The Independent Accountant shall be requested to render a determination of the applicable dispute within thirty (30) days after referral of the matter to such Independent Accountant, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The terms of appointment and engagement of the Independent Accountant shall be as agreed upon between the Representative and Buyer, and any associated engagement fees shall be initially borne 50% by the Holders and 50% by Buyer. Except as provided in the preceding sentence, all other costs and expenses incurred by the parties hereto in connection with resolving any dispute hereunder before the Independent Accountant shall be borne by the party incurring such cost and expense. In resolving the disputed items, the Independent Accountant (A) shall be bound by the provisions of this , (B) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by either Buyer or the Representative and (C) shall limit its decision to such items as are in dispute and to only those adjustments as are necessary for the Proposed Closing Date Calculations to comply with the provisions of this Agreement. Such determination of the Independent Accountant shall be conclusive and binding upon the parties hereto absent fraud or manifest error. The Proposed Closing Date Calculations shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 1.3(c)(ii) and, as so revised, such Proposed Closing Date Calculations shall be deemed to set forth the final Net Working Capital, Cash and Cash Equivalents, Closing Date Indebtedness, Company Expenses, Change in Control Payments and Cash Purchase Price, in each case, for all purposes hereunder (including the determination of the Actual Adjustment).
(iii)    Subject to Section 5.2, Buyer shall cause each Group Company to make its financial records reasonably available to the Representative and its accountants and other representatives during normal business hours at any time during the review by the Representative of, and the resolution of any objections with respect to, the Proposed Closing Date Calculations.
(d)    Adjustment to Estimated Cash Purchase Price.
(i)    If the Actual Adjustment is a positive amount, Buyer shall, within three (3) Business Days after the date on which the Cash Purchase Price is finally determined pursuant to Section 1.3(c), pay by wire transfer or delivery of immediately available funds to the account of each Holder an amount in cash equal to such Holder’s Percentage Allocation multiplied by the amount of the Actual Adjustment. In addition, Buyer and the Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release to the account of each Holder an amount in cash equal to such Holder’s Percentage Allocation multiplied by the amount of the Adjustment Escrow Amount.
(ii)    If the Actual Adjustment is a negative amount, then within three (3) Business Days after the date on which the Cash Purchase Price is finally determined pursuant to Section 1.3(c), Buyer and the Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to: (A) if the absolute value of such negative amount exceeds the Adjustment Escrow Amount, disburse to Buyer (x) the entire Adjustment Escrow Amount and (y) the balance of such amount from the Indemnity Escrow Amount (it being understood that, notwithstanding anything to the contrary contained herein, the Escrow Amount shall be the sole source of recovery for any payment required to be made pursuant to this ) and (B) if the absolute value of such negative amount is less than the Adjustment Escrow Amount (such difference, the “Adjustment Escrow Excess Amount”), disburse (1) to Buyer a portion of the Adjustment Escrow Amount equal to the absolute value of such negative amount and (2) to the account of each Holder an amount in cash equal to such Holder’s Percentage Allocation multiplied by the Adjustment Escrow Excess Amount.

Section 1.4    Withholding. Neither Sellers nor Buyer is aware of any requirement to withhold upon any payments, other than with respect to payments to Holders of Options or Change in Control Payments, in connection with the transactions contemplated by this Agreement. Buyer or the Company shall be entitled to deduct and withhold from all payments under this Agreement those Taxes as it is required to deduct and withhold with respect to the making of such payments under applicable Tax law, and to the extent that amounts are so withheld, and paid over to or deposited with the relevant Governmental Authority by or on behalf of Buyer or the Company, those withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder or other person in respect of which the deduction and withholding was made.
Section 1.5    Purchase Price Allocation. Consistent with Revenue Ruling 99-6, Buyer and Sellers shall, and shall cause their respective Affiliates to, treat the sale and purchase of the Units for U.S. federal income tax and applicable state and local Tax purposes as (i) in the case of Sellers, as a sale of partnership interests and (ii) in the case of Buyer, as a purchase of the Company’s assets. Within sixty (60) days following the Closing Date, Buyer shall deliver to the Representative a proposed allocation schedule (the “Section 1060 Allocation”), prepared on the basis of the respective fair market value of the assets of the Company and in accordance with Sections 755 and 1060 of the Code and the Treasury Regulations thereunder, setting forth in reasonable detail its proposed determination of the allocation of the consideration paid to the Sellers for the Units (including the Cash Purchase Price, Stock Consideration, Earn-out Payments and liabilities deemed to be assumed) among the assets of the Company for all purposes (including Tax and financial accounting purposes). To the extent that the Representative in good faith disagrees with the content of the Section 1060 Allocation, the Representative shall, within sixty (60) days after receipt of the Section 1060 Allocation, provide written notice to Buyer of such disagreement, which written notice shall include a reasonably detailed statement setting forth the basis for such disagreement. In the absence of such written notice within such sixty (60) days, Sellers shall be deemed to have agreed with the content of the Section 1060 Allocation and the Section 1060 Allocation shall be deemed to have been finally determined. The Representative and Buyer shall attempt in good faith to resolve any disagreements with respect to the Section 1060 Allocation. If the parties are unable to agree on the Section 1060 Allocation on or prior to the date that is twenty (20) days after Buyer’s written receipt of the Representative’s notice of its disagreement with the Section 1060 Allocation, the items in dispute shall be submitted to the Independent Accountant. The Representative and Buyer shall present their arguments to the Independent Accountant within ten (10) days of the submission of the dispute to the Independent Accountant and the Independent Accountant will resolve the dispute, in a fair and equitable manner, and in accordance with applicable Tax law, within twenty (20) days after the Representative and Buyer have presented their arguments to the Independent Accountant. The fees, expenses and costs of the Independent Accountant shall be borne equally by Buyer on the one hand and the Representative on the other hand. Buyer and the Representative agree to amend the Section 1060 Allocation, as finally determined, as necessary to reflect any adjustments in consideration agreed upon, or payments made, after the date it is finally determined. Appropriate adjustments to the Section 1060 Allocation schedule shall be made in the event that the consideration paid to the

Sellers for the Units (including the Cash Purchase Price, Stock Consideration, Earn-out Payments and Liabilities deemed to be assumed) is adjusted, and such adjustments shall be determined in accordance with Sections 755 and 1060 of the Code and the Treasury Regulations thereunder, as agreed by Buyer and the Representative. Buyer and the Representative each further agree to file, and to cause their respective Affiliates to file, their income tax returns and all other Tax Returns and necessary forms in such a manner as to reflect the allocation of the consideration as determined in accordance with this Section 1.5. In the event that any of the allocations provided on such Section 1060 Allocation are disputed by a taxing authority, the party receiving notice of such dispute shall use reasonable efforts to notify the other party, and Buyer and the Representative shall cooperate in good faith in responding to such challenge to preserve the effectiveness of the Section 1060 Allocation, each at its own cost and expense.
Section 1.6    Options.
(a)    Effective as of immediately prior to the Closing, each then-outstanding and unexercised option to purchase Units (collectively, the “Options”) granted pursuant to the Option Plan that is held by a Holder, shall vest in full, and automatically be canceled and terminated as of the Closing, and converted into the right to receive the following payments, without interest and less applicable Taxes:
(iii)    the excess, if any, of the Closing Payment Amount to which such Holder would be entitled with respect to the Units subject to such Option over the applicable exercise price of such Option; and
(iv)    the amounts, if any, payable to such Holder pursuant to Section 1.3(d) (with respect to the payment of a purchase price adjustment, if any, to Holders), Section 1.8(e) (with respect to the payment of any Earn-out Payments), Section 8.8(c) (with respect to the release of the Escrow Account) and Section 10.1(b) (with respect to the release of funds from the Representative Fund Amount) in each case payable as and when set forth in such Sections.
(b)    At the Closing, Buyer shall pay by wire transfer of immediately available funds to such account as the Company shall designate in writing to Buyer not less than three (3) Business Days prior to the Closing Date, an amount in cash equal to the aggregate amount payable under Section 1.6(a)(i) in respect of all Options outstanding and exercisable at the Closing. No later than the first payroll date that is at least five (5) Business Days following the Closing Date, the Company shall pay to each holder of Options the amount to which such Holder is entitled pursuant to Section 1.6(a)(i) through the Company’s standard payroll process. For the avoidance of doubt, the Closing Payment Amount for an Option may equal zero (0). Prior to the Closing Date, the Company’s board of managers shall approve any necessary resolutions required to cause the Options to be treated as described in this Section 1.6.

Section 1.7    Stock Consideration.
(a)    Stock Consideration. Subject to Buyer’s right to elect to pay cash consideration pursuant to Section 1.7(b), at the Closing, Buyer shall issue and deliver to the Founders (pro rata in accordance with the Founder Allocation of such Founder) that number of shares of Buyer Stock with an aggregate Buyer Stock Value equal to $30 million (the “Stock Consideration”) pursuant to the Subscription Agreements. Each Founder shall be entitled to receive the Stock Consideration on the terms and subject to the conditions set forth in the Subscription Agreements.
(b)    Cash Election. Buyer may, in its sole discretion, pay the Founders at the Closing an aggregate amount of cash equal to $30 million (the “Stock Cash Payment”) in lieu of issuing and delivering the Stock Consideration, if the closing price of the shares of Buyer Stock on the NYSE as reported by the NYSE on the last trading day immediately prior to the date of this Agreement is greater than the closing price of the shares of Buyer Stock on the NYSE as reported by the NYSE on the third trading day prior to the Closing Date. If Buyer elects to pay the Stock Cash Payment, at the Closing, Buyer shall pay, or shall cause to be paid, in cash by wire transfer of immediately available funds, the Stock Cash Payment to the Founders, in accordance with the Founder Allocation of each such Founder.
(c)    Notice. If Buyer elects to pay the Stock Cash Payment in lieu of delivering the Stock Consideration, Buyer shall deliver a notice to the Company no later than two (2) Business Days prior to the Closing Date (the “Election Notice”). If Buyer does not deliver the Election Notice, then Buyer shall deliver a notice to the Company no later than one (1) Business Day prior to the Closing containing Buyer’s calculations with respect to the Closing VWAP and the aggregate number of shares of Buyer Stock to be issued to the Founders as the Stock Consideration.
(d)    Fractional Shares. Notwithstanding the foregoing, no fractional shares of Buyer Stock shall be issued and if, after aggregating all shares of Buyer Stock (including fractional shares) that would be issued hereunder to a Founder, such aggregate number of shares of Buyer Stock includes a fraction of a share of Buyer Stock, such Founder shall instead receive: (i) the number of full shares of Buyer Stock determined by rounding down to the nearest whole number of shares of Buyer Stock, and (ii) a cash payment equal to the product of (1) such fraction of a share of Buyer Stock, and (2) the Buyer Stock Value (a “Cash Payment in Lieu of Fractional Shares”). At the Closing, Buyer shall pay, or shall cause to be paid, in cash by wire transfer of immediately available funds, the applicable Cash Payment in Lieu of Fractional Shares, if any, to such Founder.

Section 1.8    Earn-out.
(a)    Revenue Earn-out Payments. Based upon the amount of Earn-out Period Revenue of the Company, Buyer may make payments to the Management Holders (any such payments, “Revenue Earn-out Payments”) as set forth below:
(i)    If Earn-out Period Revenue is less than $277,469,797, the Management Holders shall not be entitled to be paid any Revenue Earn-out Payments;
(ii)    If Earn-out Period Revenue is greater than $277,469,797 and less than $300 million, the Management Holders shall be entitled to receive an aggregate amount equal to the product of (A) the Earn-out Period Revenue minus $277,469,797, multiplied by (B) 0.6658 (but in no event more than $15 million);
(iii)    If Earn-out Period Revenue is equal to or greater than $300 million, the Management Holders shall be entitled to receive an aggregate amount equal to $15 million.
(b)    EBITDA Earn-out Payments. Based upon the amount of Earn-out Period EBITDA, Buyer may make payments to the Management Holders (any such payments, “EBITDA Earn-out Payments”) as set forth below:
(i)    If Earn-out Period EBITDA is less than $59,889,288, the Management Holders shall not be entitled to be paid any EBITDA Earn-out Payment;
(ii)    If Earn-out Period EBITDA is equal to or greater than $59,889,288, the Management Holders shall be entitled to receive an aggregate amount equal to $15 million.
(c)    Calculations. Buyer shall deliver to the Founders’ Representative a statement containing its calculations of the Earn-out Payments, with appropriate backup for the calculations made therein, on or before March 15, 2016 (the “Earn-out Statement”). If within forty-five (45) days following receipt of the Earn-out Statement by the Founders’ Representative, the Founders’ Representative has not given Buyer written notice of objection to such Earn-out Statement, setting forth in reasonable detail each disputed item, the amount disputed and the basis for the Founders’ Representative’s position as to the proper calculation of the Earn-out Payments, the amounts reflected in the Earn-out Statement will be used and payments due under this Section 1.8 shall be made pursuant to clause (e). If the Founders’ Representative gives such notice of objection, the Founders’ Representative and Buyer shall, during the thirty (30) day period following the delivery of such notice of objection, attempt in good faith to resolve the matters set forth in such notice of objection. In the event the Founders’ Representative and Buyer cannot resolve all of such matters by the end of such thirty (30) day period, such matters shall be submitted immediately to the Independent Accountant to resolve any items that remain in dispute. The provisions of Section 1.3

(c)(ii) regarding the timing of the Independent Accountant’s decision, the scope of the review and the decision, the binding nature of the decision and the fees and expenses of the Independent Accountant shall also apply to any dispute under this Section 1.8.
(d)    Operation of the Group Companies.  During the Earn-out Period, the Group Companies shall be operated (x) in a commercially reasonable manner that balances the short-term earnings and long-term growth of the Group Companies; (y) in a manner reasonably similar to their operations prior to Closing (subject to the items set forth in clause (i) of Schedule A) and (z) consistent with the assumptions underlying the projections prepared by the Company for the Earn-out Period.  In particular:
(i)    The Group Companies shall be maintained and accounted for as free-standing Subsidiaries of Buyer and not combined with any other current or future business operations of Buyer or its other Subsidiaries. The books and records of the Group Companies shall be maintained in accordance with past practice, financial statements shall be prepared in accordance with GAAP applied in a manner consistent with past practice and the revenue recognition and accounting practices utilized by the Group Companies prior to the Closing Date shall be maintained, to the extent such practices are consistent with GAAP.
(ii)    The Business shall be managed by or under the direction of the Founders who shall (A) report directly to the Chief Executive Officer of Buyer and (B) have authority and discretion to run and operate the Business in a manner consistent with the operation of the Business during the twelve (12) month period prior to the Closing, including making strategic and operating decisions affecting the Business.
(iii)    To the extent that Buyer requires the Group Companies to incur additional selling, general and administrative expenses other than those that (y) they would otherwise incur or (z) are in the ordinary course of business of the Group Companies consistent with past practice, an increase shall be made to the Earn-out Period EBITDA equal to the amount of such additional expenses.
(iv)    To the extent that fees, costs or expenses paid by the Group Companies to third parties are reduced after Closing as a result of Buyer’s or any of its Subsidiaries’ relationships, group purchasing agreements or similar arrangements of Buyer or one or more of its Subsidiaries to which one or more of the Group Companies become parties, or other factors attributable to Buyer or its Subsidiaries, a decrease shall be made to the Earn-out Period EBITDA equal to the amount of such reduction.
(e)    Form of Payment; Payment Date.
(i)    Any Earn-out Payments shall be paid, (A) if the Management Holders do not object to the Earn-out Statement, within three (3) Business Days of the end of such time period for objection and (B) if the Management Holders object to the Earn-out Statement, then three (3) Business Days after the Independent Accountant’s determination or upon mutual agreement of the Founders’ Representative and Buyer.
(ii)    Buyer shall pay, or shall cause to be paid, any Earn-out Payments due by wire transfer of immediately available funds, (A) to each holder of Options (including the Founders, but only in respect of such Founder’s Options) in accordance with such holder’s Percentage Allocation and (B) to each Founder (in respect of such Founder’s Units), in accordance with such Founder’s Earn-out Consideration Allocation.
(f)    Earn-out Records. Subject to Section 5.2, the Founders’ Representative shall have the right to reasonably inspect all books of account and records covering all transactions relating to the computation of the Earn-out Payments under this Agreement during normal business hours at any time during the Earn-out Period and until such time as all Earn-out Payments have been settled and paid.
ARTICLE 2
Representations and Warranties of the Company
Except as set forth in the Company Disclosure Letter, the Company represents and warrants to Buyer, as of the date hereof and as of the Closing, as follows:
Section 2.1    Corporate Status. Each Group Company is a limited liability company, limited partnership or other business entity, as the case may be, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of formation, incorporation or organization (as applicable) and has all requisite corporate, limited liability company, limited partnership or other applicable power and authority to carry on its business as now conducted. Each Group Company is duly qualified to do business and is in good standing (where such concept is recognized) in each jurisdiction in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies taken as a whole. The Company has made available to Buyer true, correct and complete copies of each Group Company’s Organizational Documents as of the date of this Agreement, and each as delivered is in full force and effect. No Group Company is in violation of any material provision of its Organizational Documents. Section 2.1 of the Company Disclosure Letter contains, as of the date hereof, a true, correct and complete list of each jurisdiction where each Group Company is organized and qualified to do business.

Section 2.2    Authority and Enforceability.
(e)    The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by the Company, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action of the Company. The Company has duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered the Ancillary Agreements. This Agreement constitutes, and each such Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity subject to the discretion of the court before which any proceeding thereof may be brought (whether considered at law or in equity).
(f)    The execution and delivery of this Agreement and the Ancillary Agreements by the Company and the performance of its obligations hereunder and thereunder require no action by or in respect of, or filing with, any Governmental Authority, other than (i) compliance with any applicable requirements of the HSR Act and (ii) any actions or filings under Laws the absence of which would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies taken as a whole or prevent or materially impair the consummation of the transactions contemplated hereby or thereby.
Section 2.3    Non-Contravention. The execution and delivery of this Agreement and the Ancillary Agreements by the Company and the performance of its obligations hereunder and thereunder do not (a) conflict with or breach any provision of the Organizational Documents of the Company or any Group Company, (b) assuming compliance with the matters referred to in Section 2.2(b), conflict with or breach any provision of any applicable Law, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Material Contract or any Permit or (d) result in the creation or imposition of any Lien other than Permitted Liens on any Assets, except, in the case of clauses (b), (c) and (d), as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies taken as a whole or prevent or materially impair the consummation of the transactions contemplated hereby or thereby.

Section 2.4    Capitalization.
(a)    The authorized and issued equity interests in the Company consist solely of the Units and the Options. The Units have been duly authorized and validly issued and the Holders have no obligation to make further payments for their purchase of the Units or contributions to the Company solely by reason of such ownership. As of the date hereof, 145,200,000 Units were outstanding, 14,520,000 Units were reserved for issuance upon exercise of outstanding Options and 11,298,000 Units were subject to outstanding Options. The Holder, date of grant, number of Units, exercise price, vesting status, and expiration date for all outstanding Options are set forth in Section 2.4 of the Company Disclosure Letter. Upon the issuance of any Units upon the exercise of any Options, such Units will be duly authorized and validly issued, free and clear of any Liens, and the holders thereof will have no obligation to make further payments for their purchase of the Units or contributions to the Company solely by reason of their ownership.
(b)    Except for the Units and the Options listed on Section 2.4 of the Company Disclosure Letter, there are no outstanding (i) equity interests in the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for equity interests in the Company, (iii) options or other rights or Contracts or understandings of any kind to acquire from the Company, or other obligation of the Company to issue, transfer or sell, any equity interests in the Company or securities convertible into or exercisable or exchangeable for equity interests in the Company, (iv) voting trusts, proxies or other similar agreements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any equity interests in the Company or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any equity interests in the Company. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Units. As of the date hereof, no claim has been made or, to the Knowledge of the Company, threatened, asserting that any Person, other than a Person listed on Section 2.4 of the Company Disclosure Letter, is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any Units or any other equity interests in the Company.
(c)    Except as set forth on Section 2.4(c) of the Company Disclosure Letter, no Group Company directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity or similar interest in, any Person. Section 2.4(c) of the Company Disclosure Letter sets forth the name, owner, jurisdiction of formation or organization (as applicable) and percentages of outstanding equity securities owned, directly or indirectly, by each Group Company, with respect to each Person of which such Group Company owns directly or indirectly, any equity or equity related securities. All outstanding equity securities of each Subsidiary of the Company (except to the extent such concepts are not applicable under the applicable Law of such Subsidiary’s jurisdiction of formation or other applicable Law) have been duly authorized and validly issued and are owned free and clear of any Liens (other than Permitted Liens), beneficially and of record, by another Group Company, and the holders of such equity securities have no obligation to make further payments for their purchase of such equity securities or contributions to the applicable Subsidiary solely by reason of such ownership. Except as set forth on Section 2.4(c) of the Company Disclosure Letter, there are no outstanding (i) equity securities of any Subsidiary of the Company, (ii) securities of any Subsidiary of the Company convertible into or exchangeable for, at any time, equity securities of any Subsidiary of the Company or (iii) options or other rights to acquire from any Subsidiary of the Company, and no obligation of any Subsidiary of the Company to issue, any equity securities or securities convertible into or exchangeable for, at any time, equity securities of any Subsidiary of the Company. No claim has been made or, to the Knowledge of the Company, threatened, asserting that any Person, other than a Person listed on Section 2.4(c) of the Company Disclosure Letter, is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any equity securities of, or any other interests in, any Subsidiary of the Company.
(d)    The Group Companies have not violated in any material respect any applicable federal or state securities Laws in connection with the offer, sale or issuance of the Units, the Options or the equity securities of, or any other interests in, any Subsidiary of the Company, and such Units or other securities or interests have been issued in compliance with the applicable Organizational Documents.
(e)    Each Option was granted in compliance with applicable Laws and the terms and conditions of the Option Plan pursuant to which it was issued.
(f)    Upon delivery of, and payment for, the Units at the Closing, Buyer will acquire good and valid title to all of the Units, free and clear of any Liens.
(g)    As of the date hereof, the Group Companies have no outstanding Indebtedness referred to in clauses (i), (ii), (iv) or (vi) of the definition thereof except as set forth on Section 2.4(g) of the Company Disclosure Letter and no outstanding Indebtedness under clause (iii) of the definition thereof.
Section 2.5    Financial Statements.
(c)    The Company has made available to Buyer true, correct and complete copies of (i) audited consolidated financial statements of MSCP V CC Midco, LLC (“Midco”) and Subsidiaries as of and for the periods ended December 31, 2013 and December 31, 2014, together with the report of the Company’s independent auditors thereon (collectively, the “Audited Financial Statements”) and (ii) unaudited interim consolidated financial statements of Midco and Subsidiaries at and for the period ended March 31, 2015 (the “Balance Sheet Date”) (the “Unaudited Financial Statements”), including in the case of each of clauses (i) and (ii) a balance sheet and statements of income and, in the case of clause (i), cash flows and members’ capital (the Audited Financial Statements and the Unaudited Financial Statements, collectively, the “Financial Statements”). The

Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly in all material respects the financial position, results of operations and cash flows of the Company at and for the respective periods indicated (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and to any other adjustments described therein that will not be material in amount).
(d)    The Company does not have, and has never had, any assets (other than equity securities in Midco), properties, Liabilities, operations or employees, conducted any business or been a party to any Litigation and the Company has only functioned as a holding company for Midco and its Subsidiaries. Midco does not have, and has never had, any assets (other than equity securities in Creative Circle), properties, Liabilities (other than certain financing arrangements, true, correct and complete copies of which have been made available to Buyer prior to the date of this Agreement), operations or employees, conducted any business or been a party to any Litigation and Midco (other than in connection with such financing agreements) has only functioned as a holding company for Creative Circle.
(e)    The Company (A) makes and keeps books, records and accounts, which, in reasonable detail, accurately and fairly reflect, in all material respects, the transactions and dispositions of assets of the Company and (B) maintains a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurances (i) that the transactions of the Group Companies are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures of the Group Companies are being made in accordance with appropriate authorizations of management and, if applicable, the applicable Group Company’s governing body and (iii) regarding the prevention or timely detection of the unauthorized acquisition, use or disposition of assets of the Group Companies.
Section 2.6    No Undisclosed Material Liabilities. Except for Liabilities (a)  disclosed, accrued or reserved against in the Financial Statements, (b) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) set forth in Section 2.6 of the Company Disclosure Letter, (d) incurred since the Balance Sheet Date pursuant to or in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (e) that arise under the executory portion of a Contract or (f) which would not be required to be disclosed on a consolidated balance sheet (or notes thereto) of Midco and its Subsidiaries prepared in accordance with GAAP in a manner consistent with the Financial Statements, the Group Companies do not have any Liability of any kind other than Liabilities as would not reasonably be expected, individually or in the aggregate, to be material to the Group Companies taken as a whole.

Section 2.7    Absence of Certain Changes. Since December 31, 2014, except as set forth in Section 2.7 of the Company Disclosure Letter, (a) the business of each Group Company has been conducted in all material respects in, and no Group Company has engaged in any material transaction other than in accordance with, the ordinary course of business consistent with past practice, (b) there has been no Material Adverse Effect and (c) no Group Company has taken any action which, if it had been taken between time period covered by Section 5.1(a), would require disclosure to or would require the consent of Buyer pursuant to the second sentence of Section 5.1(a) (other than subsections (i) and (iii) thereof).
Section 2.8    Material Contracts.
(a)    As of the date hereof, except as disclosed in Section 2.8 of the Company Disclosure Letter, no Group Company is party to nor is any Group Company or its assets bound by:
(iii)    any Contract relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000;
(iv)    any Contract relating to any interest rate, derivatives or hedging transaction;
(v)    any joint venture, partnership or other similar Contracts;
(vi)    any Contract or series of related Contracts entered into since January 1, 2013, including any option Contract, relating to the acquisition or disposition of any business, capital stock or assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise), in each case, with a purchase price in excess of $250,000;
(vii)    any Contract that (A)  limits the freedom of any Group Company to compete in any line of business or with any Person or in any geographic area or that would so limit the freedom of Buyer or its Affiliates or any Group Company after the Closing, (B) contains any restrictions on the ability of any Group Company or any of their Affiliates to solicit or hire any Person or solicit business from any Person that is material to the Business as currently conducted or (C) grants to or from any Group Company any material exclusivity obligations, rights of first refusal or rights of first offer;
(viii)    any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets under which any Group Company made payments of $100,000 or more during the twelve (12) month period ending on the Balance Sheet Date;
(ix)    any Contract or series of related Contracts providing for the sale by any Group Company of materials, supplies, goods, services, equipment or other assets under which payments of $500,000 or more were made to any Group Company during the twelve (12) month period ending on the Balance Sheet Date;
(x)    any distributor, dealer, sales, advertising, agency, consultant, lobbying, broker, marketing, franchise, sale promotion, market research or similar Contract under which payments of $100,000 or more were made by any Group Company during the twelve (12) month period ending on the Balance Sheet Date;
(xi)    any Contract (including any “take-or-pay” or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or (B) the Company has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);
(xii)    any Contract involving a remaining commitment by a Group Company to pay any individual capital expenditure in excess of $100,000;
(xiii)    any Contract with any Governmental Authority;
(xiv)    any Contract under which any Group Company is granted the right to use Group Company IP Rights or by which any Group Company grants any Person the right to use Group Company IP Rights (other than any “off-the-shelf,” “shrink-wrap” or other software licenses that are commercially available to the public generally with annual or one-time license fees less than $100,000);
(xv)    any Contract containing a “most favored nation” provision;
(xvi)    any Contract relating to the making of any loan by the Company, except for advances to employees for normal reimbursable business expenses;
(xvii)    any collective bargaining Contract or other Contract with any labor union or association representing or purporting to represent any employee of any Group Company;
(xviii)    any Contract providing for the settlement of any Litigation pending before any Governmental Authority, or any other material Litigation, against any Group Company, pursuant to which any Group Company has existing material obligations; or
(xix)    any Contract under which the consequences of a default, termination or otherwise would reasonably be likely to have a Material Adverse Effect.
(b)    The Company has made available to Buyer true, correct and complete copies of each agreement disclosed in the Company Disclosure Letter pursuant to this Section 2.8 and Section 2.9 (each, a “Material Contract”). Each Material Contract is a valid and binding agreement of the applicable Group Company (subject to the effects of applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or other Laws relating to or affecting creditors’ rights generally and to general principles of equity, whether considered at law or in equity), and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, and neither any Group Company nor, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any written notice of any intention to terminate, any such Material Contract, and, to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies taken as a whole.
Section 2.9    Assets; Real Property.
(a)    Assets. Each Group Company has good and valid title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of its material tangible assets (collectively, the “Assets”), in each case free and clear of any Lien other than Permitted Liens, except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies taken as a whole or otherwise interfere in any material respect with the conduct of the Business. The Assets owned and leased by the Group Companies constitute all of the material tangible assets, together with the Company’s non-tangible assets and rights, necessary to permit the continued operation of the Business in substantially the same manner as conducted on the date hereof and during the year ended December 31, 2014. There is no Contract, option or other right or privilege outstanding in favor of any Person for the purchase from the Group Companies of the Business or any part thereof or of any of the material Assets, other than in the ordinary course of business consistent with past practice.
(b)    Owned Real Property. The Company does not own any real property.
(c)    Leased Real Property. Section 2.9(c) of the Company Disclosure Letter lists, as of the date hereof, all leases or subleases of real property leased or subleased by any Group Company, together with any amendments or written modifications thereto (the “Leased Real Property” and the leases pursuant to which such real property is leased, the “Leases”), and interests in real property and the buildings, structures and improvements thereon used or acquired by any Group Company (the “Facilities”). True, correct and complete copies of the Leases have been made available to Buyer. The Group Companies hold valid and subsisting leasehold interests in the Leased Real Property, subject only to Permitted Liens and have the right under the terms of the Leases to occupy and use the Facilities.

(iii)    The improvements constructed on the Facilities for which aggregate annual base rent rental payments exceed $100,000, including all leasehold improvements are (A) to the Knowledge of the Company, in good operating condition and repair, subject to ordinary wear and tear and (B) in material conformity with applicable Law.
Section 2.10    Intellectual Property.
(a)    The Group Companies collectively own, license or otherwise have the right to use, and upon consummation of the transactions contemplated by this Agreement will be free and clear of all Liens except for Permitted Liens, the Intellectual Property Rights material to the Business as currently conducted (collectively, the “Group Company IP Rights”). Each applicable Group Company has taken commercially reasonable steps to maintain its respective Group Company IP Rights through the date hereof. Each Group Company IP Right owned by a Group Company is subsisting and, to the Knowledge of the Company, valid and enforceable in all respects material to the Business as currently conducted.
(b)    Section 2.10(b) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all (i) patents or registrations of Intellectual Property Rights owned by a Group Company and (ii) patent applications or applications for the registration of Intellectual Property Rights owned by a Group Company.
(c)    No Litigation is pending that has been brought by any Group Company against any Person currently alleging infringement, misappropriation or other violation of any Intellectual Property Rights owned by any Group Company.
(d)    Except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies taken as a whole, to the Knowledge of the Company, (i) the conduct of the Business and the use of the Group Company IP Rights does not infringe, misappropriate or otherwise violate, and since January 1, 2013 has not infringed, misappropriated or otherwise violated, any Intellectual Property Right of any Person and (ii) no Person is currently infringing, misappropriating or otherwise violating, and since January 1, 2013 no Person has infringed, misappropriated or otherwise violated, any Intellectual Property Right owned by any Group Company.
(e)    Each Group Company has taken commercially reasonable measures to protect the confidentiality of any Trade Secrets material to the Business as currently conducted that are owned or used by the Group Company.
(f)    The IT Systems operate and perform in all material respects as required by the Group Companies in connection with the Business as currently conducted and the IT Systems owned by the Group Companies operate and perform in all material respects in accordance with their documentation. The IT Systems have not malfunctioned or failed since January 1, 2013 in any way that materially affected the Business as currently conducted. The Group Companies have implemented commercially reasonable backup and disaster recovery systems and procedures consistent with industry practices for businesses of similar size, scope and industry. To the Knowledge of the Company, there has been no unauthorized breach of the security of, or unauthorized access to, the IT Systems since January 1, 2013, and the Group Companies use commercially reasonable efforts to prevent the same.
Section 2.11    Litigation. There is, and since January 1, 2013 there has been (a) to the Knowledge of the Company, no Litigation pending or threatened against the Business, the Group Companies or their Assets before any Governmental Authority, (b) to the Knowledge of the Company, no other material Litigation pending or threatened, against the Business, the Group Companies or their Assets and (c) no settlement agreements currently in effect with any Governmental Authority and no outstanding orders, judgments, stipulations, decrees, injunctions or awards issued by any Governmental Authority against the Business, the Group Companies or their Assets.
Section 2.12    Compliance with Laws; Licenses and Permits.
(a)    The Group Companies are, and since January 1, 2013 have been, in compliance in all material respects with all applicable laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees (“Laws”). To the Knowledge of the Company, (i) no investigation or review by any Governmental Authority with respect to any Group Company is pending or threatened, nor (ii) has any Governmental Authority indicated in writing to any Group Company an intention to conduct the same. Since January 1, 2013, no Group Company has received any written notice from any Governmental Authority of any material noncompliance with any Laws that has not been cured as of the date of this Agreement.
(b)    The Group Companies have all material licenses, franchises, permits, certificates, approvals or other similar authorizations issued by applicable Governmental Authorities affecting, or relating to, the Assets or the operation of the Business and that are necessary to enable the Group Companies to carry on the Business as presently conducted (the “Permits”). As of the date hereof, Section 2.12 of the Company Disclosure Letter sets forth a true, correct and complete list of the Permits. The Permits are valid and in full force and effect, and to the Knowledge of the Company, no suspension, revocation, cancellation or modification of any Permit has been initiated or threatened, and the Group Companies are not in default under the Permits, except for any such suspension, revocation, cancellation, modification or default that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Group Companies taken as a whole or otherwise interfere in any material respect with the conduct of the Business. None of the Permits will be terminated as a result of the transactions contemplated hereby, except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies taken as a whole.
(c)    The Company makes no representation or warranty in this Section 2.12 with respect to Litigation matters, environmental matters, employee matters or Tax matters, to the extent such matters are addressed in Section 2.11, Section 2.13(a), Section 2.13(b), Section 2.13(c), Section 2.15(b), Section 2.15(c), Section 2.16(b) and Section 2.16(c).
Section 2.13    Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies taken as a whole:
(a)    The Group Companies are, and since January 1, 2013 have been, in compliance with all applicable Environmental Laws and are in possession of, and in compliance with, all Permits required under applicable Environmental Laws.
(b)    Since January 1, 2013, the Group Companies have not received from any Governmental Authority any written notice of violation or alleged violation of any Environmental Law, other than any such violation or alleged violation that has been resolved or for which there are no additional obligations.
(c)    The Group Companies have not released Hazardous Substances into the soil or groundwater at, under or from the Leased Real Property, which, as of the date hereof, required investigation or remediation by any Group Company under applicable Environmental Laws.
(d)    Since January 1, 2013, no Group Company has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Substance to any off-site location.
Section 2.14    Employees, Labor Matters, etc.
(a)    None of the Group Companies is a party to or otherwise bound by any collective bargaining agreement, and there are no labor unions or other organizations or groups representing, purporting to represent or attempting to represent any employees employed by any Group Company. Except as would not reasonably be expected, individually or in the aggregate, to result in a material Liability of the Group Companies taken as a whole, there currently is not, nor has there been within the two (2) year period prior to the date hereof, any pending or, to the Knowledge of the Company, threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any employees of the Group Companies as of the date hereof.
(b)    Each Group Company is, and since January 1, 2013 has been, in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices,

labor relations, terms and conditions of employment, immigration, employee classification and wages, hours, meal and break periods, hiring, promotion, termination, workers’ compensation, occupational safety and health requirements, plant closings, withholding of taxes, employment discrimination, harassment, retaliation, disability rights or benefits, equal opportunity, equal pay, employee privacy, employee leave requirements, unemployment insurance and related matters (“Labor Laws”). Except as would not reasonably be expected, individually or in the aggregate, to result in a material Liability to the Group Companies taken as a whole, each Group Company has paid its respective current and former employees, officers, directors, managers, independent contractors and consultants or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, officers, directors, managers or consultants on or prior to the date hereof. Each Group Company has properly classified each of its employees, officers, directors, managers, independent contractors and consultants as “employees” or “independent contractors” and as “exempt” or “non-exempt” for all purposes (including with respect to eligibility for minimum wage and overtime under the Fair Labor Standards Act of 1938, as amended) and has properly reported all compensation paid to such employees, officers, directors, managers, independent contractors and consultants for all purposes and no reserves have been taken for any such matters. Each Group Company is, and since January 1, 2013 has been, in compliance with all documentation requirements of the Immigration Reform and Control Act of 1986, as amended, and the rules and regulations promulgated thereunder and no reserves have been taken for any such matters.
(c)    To the Knowledge of the Company, there is, and since January 1, 2013 has been, no Litigation pending or threatened against any Group Company by or before any Governmental Authority with respect to any current or former employees, officers, directors, managers or consultants of any Group Company, including any claim relating to the alleged violation of any Labor Law.
(d)    Since January 1, 2013, no Group Company has effectuated (i) a “plant closing” (as defined under WARN or any similar state or local Law) affecting any site of employment or operating units within any site of employment or (ii) a “mass layoff” (as defined under WARN or any similar state or local Law) affecting any site of employment without complying in all material respects with WARN.

Section 2.15    Employee Benefit Plans and Related Matters; ERISA.
(a)    Disclosure. As of the date hereof, Section 2.15(a) of the Company Disclosure Letter lists all material Company Benefit Plans. The Company has made available to Buyer true, correct and complete copies of each such Company Benefit Plan, including, to the extent applicable, all (i) amendments, related trust documents, insurance Contracts and other funding vehicles, (ii) the most recent summary plan description together with the summary or summaries of material modifications thereto, (iii) the most recent favorable, determination or opinion letter issued by the IRS and any other written or oral correspondence with the IRS or any other Governmental Authority regarding the compliance or qualification of such Company Benefit Plan and (iv) the most recent annual report (Form 5500 series and all schedules and financial statements attached thereto).
(b)    Qualification. Each Company Benefit Plan that is intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS and, to the Knowledge of the Company, there are no existing circumstances or events that could reasonably be expected to result in any revocation of, or a change to, such determination letter. Each Company Benefit Plan has been operated and maintained in all material respects in accordance with its terms and, to the extent applicable, its administration is in compliance in all material respects with ERISA, the Code and all other applicable Law.
(c)    Liability; Compliance.
(i)    No liability under Title IV of ERISA has been or, to the Knowledge of the Company, is reasonably expected to be incurred by any Group Company prior to the Closing Date.
(ii)    Except as would not reasonably be expected, individually or in the aggregate, to result in a material Liability of the Group Companies taken as a whole, (A) other than routine claims for benefits, there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any Company Benefit Plan or the assets of any Company Benefit Plan; and (B) none of the Company Benefit Plans is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other Governmental Authority, domestic or foreign.
(iii)    No Group Company nor any of its ERISA Affiliates contributes to, or since January 1, 2013, has contributed to or had any obligation to contribute to, (A) a plan, program or Contract that is subject to Title IV of ERISA or Section 412 or 430 of the Code, or (B) a Multiemployer Plan or a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA.

(iv)    Except as would not reasonably be expected, individually or in the aggregate, to result in a material Liability to the Group Companies taken as a whole, the Company has no current obligations for retiree health, medical or life insurance benefits, other than continuation coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA.
(v)    Except as would not reasonably be expected, individually or in the aggregate, to result in a material Liability to the Group Companies taken as a whole, to the Knowledge of the Company, since January 1, 2013, there have been no “prohibited transactions” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan, other than any such transactions that are covered by a statutory or administrative exemption.
(vi)    Neither the execution, delivery or performance of this Agreement or any of the Ancillary Agreements nor the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements will (alone or in combination with any other event) (A) entitle any current or former employee, officer, director, manager or independent contractor of a Group Company to any payment, forgiveness of indebtedness, vesting, distribution or increase in any compensation or benefits under any Company Benefit Plan or accelerate the time of payment or vesting of such payment or benefit, (B) trigger any obligation to fund any Company Benefit Plan or (C) result in any payment or benefit (whether in cash, property, or the vesting of cash or property) that would not be deductible pursuant to section 280G of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from any of the Group Companies as a result of the excise tax imposed by Section 4999 of the Code or any tax required under Section 409A of the Code.
Section 2.16    Tax Matters.
(a)    Classification. For U.S. federal income tax purposes, (i) the Company is and has been classified as a partnership, (ii) each Subsidiary is classified as a disregarded entity and (iii) since January 1, 2009, each Subsidiary has been classified as a partnership or disregarded entity.
(b)    Filing and Payment. All material Tax Returns required to be filed by, on behalf of or with respect to the Company or any of its Subsidiaries have been duly and timely filed and are true, correct and complete in all material respects. All material Taxes (whether or not reflected on such Tax Returns) required to be paid with respect to, or that could give rise to a Lien on the Assets of, the Company or any of its Subsidiaries have been duly and timely paid. All material Taxes required to be withheld by the Company or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(c)    Procedure and Compliance. As of the date hereof: (i) no written agreement waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any material Taxes with respect to the Company or any of its Subsidiaries has been filed or entered into with any Governmental Authority; (ii) the time for filing any material Tax Return with respect to the Company or any of its Subsidiaries has not been extended (other than pursuant to an automatic extension not requiring the consent of any Governmental Authority) to a date later than the date of this Agreement; (iii) no material Taxes with respect to the Company or any of its Subsidiaries are under audit or examination by any Governmental Authority; and (iv) no Governmental Authority has asserted (in writing) any deficiency with respect to material Taxes or any adjustment to material Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open.
(d)    Tax Sharing Agreements. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after Closing and has no liability for Taxes of any other Person (as a transferee or successor, pursuant to any contractual agreements or otherwise), in each case other than pursuant to any commercial agreements entered into in the ordinary course of business consistent with past practice, the primary subject of which is not Taxes.
(e)    Listed Transactions. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the last six years.
(f)    Tax Jurisdictions. The Company has not received written notice from a Governmental Authority in a jurisdiction where the Company does not file a particular type of Tax Return that the Company is or may be subject to any Tax Return filing requirement with respect to such type of Tax Return by the jurisdiction.
Section 2.17    Insurance. Section 2.17 of the Company Disclosure Letter sets forth, as of the date hereof, each current insurance policy held by any Group Company or otherwise related to the conduct of the Business or held by any Group Company in respect of the employees, officers, directors or managers of the Group Companies (other than Employee Benefit Plans). Each such policy is, and since January 1, 2013 each such policy (or a reasonably equivalent policy) has been, in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by Sellers or any Group Company, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies taken as a whole.

Section 2.18    Finders’ Fees. Except for Wells Fargo Securities, LLC, whose fees and expenses will be paid solely by Sellers, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Sellers or any Group Company who might be entitled to any fee or commission from Buyer or any of its Affiliates (including, after the Closing, the Company) upon consummation of the transactions contemplated hereby.
Section 2.19    Transactions with Related Parties. Section 2.19 of the Company Disclosure Letter sets forth a list of all Contracts, arrangements and relationships between any Group Company, on the one hand, and any Holder or Related Party of any Seller, on the other hand, that (i) are currently pending or in effect or (ii) involve continuing liabilities or obligations that, individually or in the aggregate, have been or will be material to any Group Company. To the Knowledge of the Company, no Holder or Related Party of any Seller: (a) owns, directly or indirectly, any interest in any asset or other property used in or held for use in the Business or (b) is a supplier or customer of any Group Company or serves as an officer, director, manager or employee thereof. No Group Company is indebted or otherwise obligated to any Holder or any Related Party of any Seller, except for amounts due under normal arrangements applicable to all employees generally as to salary or reimbursement of ordinary business expenses. The consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any act or event, or with the lapse of time, or both) result in any benefit or payment (whether severance or otherwise) arising or becoming due from any Group Company or the successor or assign of any thereof to any Holder or any Related Party of any Seller other than with respect to payments made pursuant to or contemplated by this Agreement.
Section 2.20    Accounts Receivable. All the accounts receivable and other receivables as of the date of this Agreement constitute, and as of the Closing Date shall constitute, valid claims in favor of the Group Companies arising from bona fide transactions of the Group Companies, and, to the Knowledge of the Company, there are no claims, refusals to pay or other rights of set off against any thereof other than such as have arisen or will arise in the ordinary course of business consistent with past practice and for which adequate reserves have been established to the extent required by GAAP.

Section 2.21    No Other Representations and Warranties. None of the Company nor any of its Affiliates (other than Sellers as set forth herein) or any of their respective officers, employees, agents or representatives makes or has made any express or implied representation or warranty on behalf of the Company other than those expressly set forth in this Article 2. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 2, THE GROUP COMPANIES EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, WITH RESPECT TO THE GROUP COMPANIES OR THE TRANSACTIONS CONTEMPLATED HEREBY INCLUDING AS TO THE CONDITION, VALUE, QUALITY OR PROSPECTS OF THEIR BUSINESSES OR THEIR ASSETS, AND THE GROUP COMPANIES SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THEIR ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.
ARTICLE 3
Representations and Warranties of the Sellers
Except as set forth in the Company Disclosure Letter, each Seller represents and warrants to Buyer, as of the date hereof and as of the Closing, as to itself, as follows:
Section 3.1    Corporate Status. Such Seller, if it is an entity, is a limited liability company, limited partnership or other business entity, as the case may be, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of formation, incorporation or organization (as applicable) and has all requisite corporate, limited liability company, limited partnership or other applicable power and authority to carry on its business as now conducted.
Section 3.2    Authority and Enforceability. Such Seller has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by such Seller, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action of such Seller. Such Seller has duly executed and delivered this Agreement and, with respect to the Founders, the Subscription Agreement and on the Closing Date will have duly executed and delivered the other Ancillary Agreements. This Agreement constitutes, and each such Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligations of such Seller enforceable against such Seller in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity subject to the discretion of the court before which any proceeding thereof may be brought (whether considered at law or in equity). The execution and delivery of this Agreement and the Ancillary Agreements by such Seller and the performance of its obligations hereunder and thereunder require no action by or in respect of, or filing with, any Governmental Authority, other than any actions or filings under Laws the absence of which would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated hereby or thereby.
Section 3.3    Non-Contravention. The execution and delivery of this Agreement and the Ancillary Agreements by such Seller and the performance of its obligations hereunder and thereunder do not (a) conflict with or breach any provision of the Organizational Documents of any Group Company or, if such Seller is an entity, the Organizational Documents of such Seller, (b) conflict with or breach any provision of any applicable Law, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Contract or other instrument to which such Seller is bound or (d) result in the creation or imposition of any Lien other than Permitted Liens, except, in the case of clauses (b), (c) and (d), as would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated hereby or thereby.
Section 3.4    Title to Units.
(f)    Such Seller is the sole record owner of the Units set forth opposite such Seller’s name on Exhibit A attached hereto and has good title to all such Units, free and clear of any Lien. Except for the Company’s Operating Agreement and the Options, such Seller is not a party to any option, warrant, right, Contract, call, put or other agreement or commitment providing for the disposition or acquisition of any Unit, nor is such Seller a party to any voting trust, proxy or equivalent agreement or understanding with respect to the voting of any such Units. None of the Units owned by such Seller are subject to any preemptive right, right of first refusal, right of first offer or right of rescission, other than those under the Company’s Operating Agreement. Except for the Units and Options, if any, set forth opposite such Seller’s name on Exhibit A attached hereto, such Seller does not own of record or beneficially any Units or other equity interests in the Company. No claim has been made asserting that any Person other than such Seller is the holder of beneficial owners of the Units held by such Seller as reflected on Exhibit A. Upon consummation of the transactions contemplated by this Agreement, Buyer shall acquire such Seller’s Units free and clear of all Liens other than any Liens arising as a result of action by Buyer.

Section 3.5    Litigation. There is no Litigation pending or, to the knowledge of such Seller, threatened against such Seller that (i) relates directly to the Units, (ii) challenges the validity or the enforceability of such Seller’s obligations under this Agreement or (iii) would reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated hereby. There are no settlement agreements currently in effect with any Governmental Authority and no outstanding orders, judgments, stipulations, decrees, injunctions, determinations or awards issued by any Governmental Authority against such Seller in each case that (x) relate directly to the Units or (y) would reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the transactions contemplated hereby.
Section 3.6    Transactions with Related Parties. None of such Seller or any Related Party of such Seller (i) owns, directly or indirectly, any material interest in any material asset or other material property used in or held for use in the Business or (ii) is a supplier or customer of any Group Company or serves as an officer, director, manager or employee thereof.
Section 3.7    No Other Representations and Warranties. None of Sellers nor, if such Seller is an entity, any of their respective Affiliates (other than the Company as set forth herein) or any of their respective officers, employees, agents or representatives makes or has made any express or implied representation or warranty on behalf of Sellers other than those expressly set forth in Article 3. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER OR ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3, SELLERS EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, WITH RESPECT TO THE GROUP COMPANIES OR THE TRANSACTIONS CONTEMPLATED HEREBY INCLUDING AS TO THE CONDITION, VALUE, QUALITY OR PROSPECTS OF THEIR BUSINESSES OR THEIR ASSETS, AND SELLERS SPECIFICALLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE GROUP COMPANIES’ ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

ARTICLE 4

Representations and Warranties of Buyer
Buyer represents and warrants to the Company and Sellers, as of the date hereof and as of the Closing, as follows:
Section 4.1    Corporate Status. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
Section 4.2    Corporate and Governmental Authorization.
(h)    Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer, the performance of Buyer’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action of Buyer. Buyer has duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered the Ancillary Agreements. This Agreement constitutes, and each such Ancillary Agreement when so executed and delivered by Buyer will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).
(i)    The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and (ii) any actions or filings under Laws the absence of which would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the ability of Buyer to consummate the transactions contemplated hereby or thereby.
Section 4.3    Non-Contravention. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer, and the performance of its obligations hereunder and thereunder do not (a) conflict with or result in any violation or breach of any provision of any of the Organizational Documents of Buyer, (b) assuming compliance with the matters referred to in Section 4.2(b), conflict with or result in any violation or breach of any provision of any applicable Law or (c) require any consent or other action by any Person under any provision of any material Contract or other instrument to which Buyer is a party, except, in the case of clauses (b) and (c)

above, as would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the ability of Buyer to consummate the transactions contemplated hereby or thereby.
Section 4.4    Sufficiency of Funds. Buyer will have at the Closing sufficient funds available to (a) pay (i) the Cash Purchase Price, (ii) the Cash Payment in Lieu of Fractional Shares, (iii) all amounts required to satisfy the Closing Date Indebtedness and Company Expenses, (iv) the Change in Control Payments, (v) the Representative Fund Amount and (vi) the fees and expenses of Buyer related to the transactions contemplated by this Agreement and (b) otherwise perform all of its obligations under this Agreement and the Ancillary Agreements. Assuming the accuracy of the representations and warranties of the Company and Sellers, and subject to the satisfaction of the conditions contained herein, Buyer does not know of any circumstances or condition that would reasonably be expected to prevent or substantially delay the availability of such funds at Closing. Buyer has provided to the Company true, correct and complete copies of the fully executed debt commitment letter, dated as of the date hereof, by and among Wells Fargo Securities, LLC, Wells Fargo Bank, National Association and Buyer (the “Commitment Letter”), pursuant to which Wells Fargo Bank, National Association has agreed to lend the amounts set forth therein on the terms and subject to the conditions set forth therein (the “Financing”) and the fee letters related thereto, each of which has had the fees, expenses, pricing and certain other economic terms and sublimits (including market flex) that do not affect the conditionality, enforceability or amount thereof available at Closing redacted in a customary manner, for the purpose of funding the transactions contemplated by this Agreement and the Ancillary Agreements. As of the date of this Agreement, no Debt Financing Source has notified Buyer (or any of Buyer’s Affiliates) of its intention to withdraw or rescind its commitments under the Commitment Letter or its intention not to provide the Financing. As of the date of this Agreement, Buyer does not know of any event having occurred which, with or without notice, lapse of time, or both, would reasonably be expected to constitute a breach or default under the terms and conditions of the Commitment Letter or the fee letters related thereto. The Commitment Letter has not been amended or modified, and the commitment contained in the Commitment Letter has not been withdrawn or rescinded in any respect as of the date of this Agreement. The Commitment Letter is in full force and effect and constitutes a valid and binding obligation of each of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable against each of them in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally or by general principles of equity. Buyer has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing other than as expressly set forth in the Commitment Letter and the unredacted portions of the fee letters. For the avoidance of doubt, it is not a condition to Closing under this Agreement for Buyer to obtain the Financing or any alternative financing.

Section 4.5    Solvency. Assuming (i) the representations and warranties of the Company and Sellers contained in this Agreement are true, correct and complete in all material respects, (ii) the most recent financial forecasts of the Group Companies made available to Buyer have been prepared in good faith upon assumptions that were and continue to be reasonable and (iii) the performance in all material respects by the Group Companies and Sellers of their respective obligations hereunder, immediately after giving effect to the consummation of the transactions contemplated by this Agreement, Buyer and its Subsidiaries (on a consolidated basis) will be Solvent. For purposes of this Section 4.5, “Solvent” means, with respect to any Person, that:
(a)    the present fair saleable value (determined on a going concern basis) of the assets of such Person shall be greater than the total amount of such Person’s debts (including a reasonable estimate of the amount of all contingent liabilities);
(b)    such Person shall be able to pay its debts as they become due; and
(c)    such Person shall not have an unreasonably small amount of capital to carry on its businesses.
Section 4.6    Purchase for Investment. Buyer is purchasing the Units for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Units and is capable of bearing the economic risks of such investment. Buyer acknowledges that the Units have not been registered under any securities Laws, and agrees that the Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.
Section 4.7    Litigation. There is no Litigation pending before any Governmental Authority, and, to the knowledge of Buyer, no other Litigation threatened, against or affecting Buyer before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the consummation of such transactions.
Section 4.8    Finders’ Fees. Except for Moelis & Company, whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Buyer who might be entitled to any fee or commission from Sellers or any of their respective Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.9    No Additional Representations; Inspection. Buyer acknowledges and agrees that it (a) has made its own independent review and investigations into and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Group Companies, (b) has been provided with access to such information, documents and other materials relating to the Group Companies and their respective businesses and operations as it has deemed necessary to enable it to form such independent judgment, (c) has had such time as it deems necessary and appropriate to review and analyze such information, documents and other materials and (d) has been provided an opportunity to ask questions of Sellers and the Group Companies with respect to such information, documents and other materials and has received satisfactory answers to such questions. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the representations and warranties of the Company set forth in Article 2, and the representations and warranties of Sellers set forth in Article 3, and Buyer acknowledges that, except for the representations and warranties set forth in Article 2 and Article 3, (x) none of Sellers, the Group Companies or any of their respective directors, managers, officers, employees, Affiliates, stockholders, agents or representatives makes or has made any representation or warranty, either express or implied, including any implied warranty of merchantability or suitability (i) as to the accuracy or completeness of any of the information provided or made available to Buyer or any of its respective agents, representatives, lenders or Affiliates prior to the execution of this Agreement or (ii) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of any Group Company heretofore or hereafter delivered to or made available to Buyer or any of its respective agents, representatives, lenders or Affiliates and (y) it has not been induced by or relied upon any representation, warranty, inducement, promise or other statement, express or implied, made by Sellers, any Group Company or any of their respective directors, managers, officers, employees, Affiliates, stockholders, agents or representatives or any other person.
ARTICLE 5
Certain Covenants
Section 5.1    Interim Operations.
(j)    From the date hereof until the Closing, except as otherwise expressly permitted or required by this Agreement, the Ancillary Agreements or as set forth in Section 5.1 of the Company Disclosure Letter, the Group Companies shall conduct the Business in the ordinary course of business consistent with past practice and, to the extent consistent therewith, the Group Companies shall use their respective commercially reasonable efforts to, in all material respects, (i) preserve their present business organizations, (ii) maintain generally their existing relations and goodwill with Governmental Authorities, customers, lessors, employees and business associates, in each case, with whom the Group Companies have significant relationships and (iii) keep available the services of their present employees and agents. Without limiting the generality, and in furtherance, of the foregoing, from the date hereof until the Closing, except as otherwise expressly permitted or required by this Agreement, the Ancillary Agreements or as set forth in Section 5.1 of the Company Disclosure Letter or otherwise consented to in writing by Buyer, which consent shall not be unreasonably conditioned, withheld or delayed, the Group Companies shall not:
(i)    amend any of their Organizational Documents or take or authorize any action to wind up its affairs or dissolve;
(ii)    (A) except as provided under Section 5.5 or Section 5.13, amend in any material respect or terminate any Company Benefit Plan or establish any new arrangement that would (if it were in effect on the date hereof) constitute a Company Benefit Plan, (B) except for merit increases in the ordinary course of business consistent with past practice for Persons other than the individuals listed on Exhibit B, take any action to increase the rate of compensation (or compensation opportunity) of any of its employees, directors or managers, (C) except as otherwise contemplated by this Agreement, grant, increase or accelerate the vesting or time of payment of, or in any way cause the funding of, any other compensation, benefits, severance or other termination or retirement pay payable to any of its current or former employees, directors or managers, (D) hire or terminate (other than for cause) any employee, other than in the ordinary course of business consistent with past practice, with respect to a newly-hired employee, where the aggregate salary and target bonus does not exceed $150,000, (E) issue or forgive any loans to any employee, director, manager or consultant or (F) enter into any collective bargaining agreement that materially increases the Company’s obligations in respect of the covered employees, other than, in each case, to the extent required under any Company Benefit Plan, or any other written agreement in effect as of the date of this Agreement or by applicable Law;
(iii)    other than pursuant to the terms of Options under the Option Plan outstanding as of the date of this Agreement, issue, sell, pledge, dispose of, transfer, grant options, warrants or rights to receive, purchase or subscribe for, or authorize or enter into any arrangement or Contract with respect to the issuance, pledge, disposition, transfer or sale of, or redeem or repurchase any Units or other equity interests or securities convertible into equity securities of any Group Company or make any changes (by combination, reorganization or otherwise) in the capital structure of the Group Companies; provided, that if any issuance permitted hereunder would result in a Person who is not a party to this Agreement owning Units, such Person shall be required to execute and deliver a Joinder Agreement in the form of Exhibit E (a “Joinder Agreement”) simultaneously therewith;
(iv)    acquire any material properties or assets outside the ordinary course of business consistent with past practice (other than pursuant to written agreements in effect as of the date of this Agreement);

(v)    sell, assign, transfer, convey, lease, license or otherwise dispose of, pledge or encumber or grant any Lien (other than a Permitted Lien) on, any of its properties or Assets (except in the ordinary course of business consistent with past practice);
(vi)    make any change to its accounting policies or practices, except as required by GAAP or applicable Law;
(vii)    adopt a plan of complete or partial merger, consolidation, restructuring, recapitalization, liquidation, dissolution or other reorganization of any Group Company (other than the transactions contemplated hereby);
(viii)    make any capital expenditures or commitments for capital expenditures in excess of $250,000, other than pursuant to the Company’s current capital expenditures budget as set forth in Section 5.1(a)(viii) of the Company Disclosure Letter;
(ix)    forgive, cancel or compromise any material debt or claim, or waive or release any right of material value;
(x)    incur or suffer to exist any Indebtedness within the meaning of clause (i) or (ii) or (iii) of the definition thereof except for (A) working capital borrowings pursuant to the terms of the Existing Credit Facilities, (B) immaterial other Indebtedness incurred in the ordinary course of business consistent with past practice or (C) Indebtedness accruing automatically pursuant to Material Contracts evidencing Indebtedness in effect as of the date of this Agreement;
(xi)    make any material loans, advances, guarantees or capital contributions to or investments in any Person (other than any Group Company);
(xii)    fail to pay or satisfy when due any material Liability of any Group Company (other than any such Liability that is being contested in good faith);
(xiii)    declare, set aside, make or pay any non-cash dividend or other non-cash distribution or enter into any Contract with respect to the voting of its Units;
(xiv)    abandon, fail to maintain or allow to expire (other than at the natural expiration of its terms), or sell or exclusively license to any Person, any Group Company IP Rights owned by any Group Company;
(xv)    (A) enter into any Contract that would have been a Material Contract within the meaning of clause (i), (ii), (iii), (v) (other than those Contracts which are entered into in the ordinary course of business consistent with past practice), (ix), (xiii), (xiv), (xv), (xvi) or (xvii) of Section 2.8 if entered into prior to the date hereof, (B) except in the ordinary course of business consistent with past practice, terminate any Material Contract or (C)

amend or modify any Material Contract in any material respect (other than those amendments or modifications to Material Contracts within the meaning of clause (vi) or (vii) which are made in the ordinary course of business consistent with past practice);
(xvi)    except as required by Law, make any Tax election, change any annual Tax accounting period or any method of Tax accounting, amend any Tax Return, file a claim for any Tax refund, enter into any closing agreement, or settle or otherwise resolve any Tax claim, audit, examination, adjustment or assessment that, in each case, is material to the Group Companies;
(xvii)    settle or compromise any Litigation pending before any Governmental Authority, or any other material Litigation, against any Group Company, other than settlements or compromises of Litigation which, in the aggregate, do not involve money damages in excess of $150,000; or
(xviii)    agree or commit to do any of the foregoing.
(k)    Notwithstanding anything to the contrary in this Agreement, no Group Company shall be prohibited from taking, nor shall any Group Company be deemed to breach any provision of this Agreement as a result of, any action that is reasonably deemed by such Group Company to be necessary or appropriate to consummate the Pre-Closing Merger.
(l)    From the date hereof until the Closing, except as otherwise expressly permitted or required by this Agreement, the Ancillary Agreements or otherwise consented to in writing by Buyer, no Seller shall, directly or indirectly, (i) sell, convey, transfer, pledge or otherwise encumber or dispose of any Units held by such Seller or any interest therein, except pursuant to this Agreement, (ii) deposit any such Units into a voting trust or enter into a voting agreement or arrangement with respect to any such Units or grant any proxy with respect thereto or (iii) enter into any legally enforceable agreement with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Units.

Section 5.2    Access to Information; Confidentiality; Books and Records.
(g)    From the date hereof until the Closing, the Company shall (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Group Companies and (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Group Companies as such Persons may reasonably request.
(h)    From and after the Closing, the Company and Buyer shall give each Seller and its respective agents reasonable access to their respective books and records, information, employees and auditors to the extent necessary or, in the case of the Company, useful for the party requesting such access in connection with any audit, investigation, dispute or Litigation, provided that the party requesting such access agrees to reimburse the Company and Buyer promptly for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any such request.
(i)    Anything to the contrary in Section 5.2(a) or (b) notwithstanding, (i) access rights pursuant to Section 5.2(a) or (b) shall be exercised in such manner as not to interfere unreasonably with the conduct of the Business or any other business of the party granting such access, (ii) the party granting access may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to violate applicable Laws and (iii) neither Sellers nor any of their respective Affiliates or representatives shall have any obligation to provide Buyer or its representatives (A) access to any Tax Return filed by Sellers or any of their respective Affiliates, or any related materials, in each case to the extent not relating to the Company or (B) access to any individual personnel or payroll records, in each case to the extent not relating to the Group Companies.
(j)    All information provided to Buyer pursuant to this Section 5.2 prior to the Closing shall be held by Buyer as Evaluation Material (as defined in the Confidentiality Agreement, dated as of February 19, 2014, between Creative Circle and Buyer (the “Confidentiality Agreement”)) and shall be subject to the Confidentiality Agreement. From and after the Closing: (i) Sellers, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Affiliates and representatives to, maintain in confidence (A) any written, oral or other information related to the negotiation of this Agreement or the Ancillary Agreements and (B) any provisions of this Agreement or the Ancillary Agreements that are not already generally available to or known by the public (other than as a result of a disclosure by Buyer in breach of this Section 5.2(d) or the Confidentiality Agreement), except in each case as required by applicable Law or the rules and regulations of the

SEC and except as contemplated by the Commitment Letter and the transactions contemplated thereby, (ii) Sellers shall, and shall cause their respective Affiliates and representatives to, maintain in confidence any written, oral or other information (X) obtained pursuant to Section 1.3 or this Section 5.2 and (Y) relating to the Group Companies obtained by virtue of Sellers’ ownership of the Group Companies prior to the Closing and (iii) Buyer shall, and shall cause its Affiliates and representatives to, maintain in confidence any written, oral or other information of or relating to Sellers (other than information relating to the Group Companies) obtained by virtue of Buyer’s ownership of the Group Companies from and after the Closing, except, in each case, to the extent that the applicable party is required or requested to disclose such information by judicial or administrative process or pursuant to applicable Law or such information can be shown to have been in the public domain through no fault of the applicable party.
(k)    Subject to Section 5.2(d), Sellers and their respective Affiliates shall have the right to retain copies of all books, data, files, information and records in any media (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters) of the Group Companies relating to periods ending on or prior to the Closing Date as may be required by any Governmental Authority, including pursuant to any applicable Law or as may be necessary for Sellers or their respective Affiliates to perform their respective obligations pursuant to this Agreement or any of the Ancillary Agreements, in each case, subject to compliance with all applicable privacy Laws. Buyer agrees that, with respect to all original books, data, files, information and records of the Group Companies existing as of the Closing Date, it will (x) comply in all material respects with all applicable Laws relating to the preservation and retention of records, (y) apply preservation and retention policies that are no less stringent in any material respects than those generally applied by Buyer to its own books and records and (z) for at least six (6) years after the Closing Date, preserve and retain all such original books, data, files, information and records and thereafter will advise the Representative in writing and give the Representative a reasonable opportunity to obtain possession of any such Tax Returns.
Section 5.3    Governmental Approvals; Third Party Consents.
(e)    The Company and Buyer shall reasonably cooperate and use their respective reasonable best efforts (i) to make as promptly as practicable all filings and applications with and to, and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of, applicable Governmental Authorities to consummate the transactions contemplated by this Agreement and (ii) to make required notices to, and obtain required consents from, other Persons, if any, listed on Section 2.3 of the Company Disclosure Letter. In furtherance of the foregoing, Buyer agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or other Person whose consent or approval is sought hereunder.

(f)    In furtherance of the provisions set forth in Section 5.3(a), the Company and Buyer shall (i) file or cause to be filed as promptly as practicable, but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, with the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) all notification and report forms that may be required for the transactions contemplated hereby and thereafter provide as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) include in each such filing, as appropriate, notification and report form referred to in the immediately preceding clause (i) a request for early termination or acceleration of any applicable waiting or review periods. In connection therewith, the Company and Buyer shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act, (ii) subject to applicable Laws, provide the other party with a draft of any filing or submission and a reasonable opportunity to review such draft before making or causing to be made such filing or submission, and consider in good faith the views of such other party regarding such filing or submission, (iii) not extend any applicable waiting or review periods or enter into any Contract or understanding with a Governmental Authority to delay or not to consummate the transactions contemplated hereby on the Closing Date, except with the prior written consent of the other party, (iv) not have any pre-scheduled, substantive contact with any Governmental Authority in respect of any filing or proceeding contemplated by this Section 5.3(b) unless they have engaged in prior consultation with the other party and (v) keep each other reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Authority. Buyer further agrees to use its reasonable best efforts to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably possible, including (i) the prompt use of its reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (A) the proffer and agreement by Buyer of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and reasonably promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Buyer or any of its subsidiaries (including, after the Closing, the Group Companies) (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto), (B) the proffer and agreement by Buyer of its willingness to take such other actions, and reasonably promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto), in each case if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Authority and (C) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, any and all steps (including the appeal thereof and the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated hereby. Nothing in this Section 5.3(b) nor the “reasonable best efforts” standard shall obligate Buyer to agree to (i) any divestitures or other actions or remedies not conditioned on the consummation of the Closing or (ii) any divestitures or other actions or remedies that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or a material adverse effect on Buyer. None of the Group Companies shall agree to any such divestitures or other actions or remedies without Buyer’s express written consent; provided, that Buyer may compel the Group Companies to take or agree to take any such action to the extent such actions are only effective after the Closing.
(g)    Anything to the contrary in this Agreement notwithstanding, (i) nothing herein shall obligate or be construed to obligate Sellers, the Group Companies nor any of their respective Affiliates to make, or to cause to be made, any payment to any third party in order to obtain the consent or approval of such third party under any Material Contract and (ii) Buyer agrees that, except as set forth in this Section 5.3, neither Sellers, the Group Companies nor any of their respective Affiliates shall have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any such consent and no representation, warranty or covenant herein shall be breached or deemed breached, no condition shall be deemed not satisfied and no termination right shall be deemed triggered as a result of such failure. The Company shall promptly prepare, and use its commercially reasonable efforts to submit, required notices to, or solicitations for any required consents from, other Persons, if any, listed on Section 2.3 of the Company Disclosure Letter; provided, that the Company shall consult in good faith with Buyer in preparing and prior to submitting such notices or consent solicitations, and consider in good faith Buyer’s comments thereon.

Section 5.4    Further Assurances. From time to time after the Closing Date, at the request of another party, without further consideration and at the expense of the party so requesting, each of the parties shall execute and deliver to such requesting party, or shall cause to be executed and delivered to such requesting party, such additional instruments or documents, and shall take or cause to be taken such other action, as such requesting party may reasonably request in order to consummate more effectively the transactions contemplated hereby.
Section 5.5    Employees and Employee Benefits.
(c)    For a period beginning on the Closing Date and continuing thereafter for twelve (12) consecutive months, Buyer shall provide the employees of each Group Company as of the Closing who continue employment with a Group Company following the Closing (the “Company Employees”) with (i)  rates of annual base salary or wage level and annual cash bonus opportunities, to the extent applicable that are substantially comparable in the aggregate to that provided to each such Company Employee immediately prior to the Closing Date and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to each such Company Employee immediately prior to the Closing Date.
(d)    For purposes of the employee benefit plans, programs and arrangements established or maintained by Buyer, the Company and their respective Affiliates in which Company Employees may be eligible to participate after the Closing (the “New Benefit Plans”), Buyer shall use its commercially reasonable efforts to credit each Company Employee with the same amount of service as was credited by the Company and its Affiliates as of the Closing under similar or comparable Company Benefit Plans (including for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits); provided that such crediting of service shall not operate to duplicate any benefit or to provide credit for purposes of benefit accrual under qualified and non-qualified defined benefit plans. In addition, and without limiting the generality of the foregoing, (i) with respect to any New Benefit Plans in which the Company Employees may be eligible to participate following the Closing, each Company Employee will immediately be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately before such commencement of participation (such plans, collectively, the “Old Benefit Plans”) and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Buyer, the Group Companies shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Company Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan. Buyer and the Group Companies shall use their commercially reasonable efforts to cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Benefit Plan ending on the date such Company Employee’s participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan.
(e)    Buyer agrees to provide any required notice under WARN and any other applicable Law and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in WARN) or any similar triggering event under any other applicable Law occurring on or after the Closing or arising as a result of the transactions contemplated hereby.
(f)    At least five (5) Business Days prior to the Closing Date, if requested in writing by Buyer at least ten (10) Business Days prior to the Closing Date, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective the day immediately prior to the Closing Date. In the event that Buyer requests that the Company 401(k) Plan be terminated, the Company shall provide Buyer with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and approval by Buyer) not later than the Closing Date. If Buyer requests that the Company 401(k) Plan be so terminated, prior to the Closing Date and thereafter (as applicable), the Company and Buyer shall take any and all action as may be reasonably required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Buyer (the “Buyer 401(k) Plan”), to permit each Company Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in an amount equal to the full account balance distributed or distributable to such Company Employee from the Company 401(k) Plan (inclusive of employee loans) to the Buyer 401(k) Plan.
(g)    Prior to making any written or oral broad-based communications to the directors, managers, officers or employees of any Group Company pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Buyer with a copy of the intended communication, Buyer shall have a reasonable period of time to review and comment on the communication, and the Company shall consider such comments in good faith.
(h)    Nothing contained herein, express or implied, (i) shall, or shall be construed to, prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any Company Employee (or to cause any of the foregoing actions) at any time following the Closing, or in connection therewith, to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such Company Employee at any time following the Closing, (ii) shall constitute an amendment to or any other modification of any Company Benefit Plans or (iii) shall create any third party beneficiary rights in any current or former employee of any Group Company or any beneficiary or dependent thereof.

Section 5.6    Indemnification; Directors’ and Officers’ Insurance.
(a)    Buyer agrees that all rights to indemnification or exculpation now existing in favor of the current and former directors, managers, officers, employees and agents of each Group Company (the “D&O Indemnified Parties”), as provided in such Group Company’s Organizational Documents or otherwise in effect as of the date hereof with respect to any matters occurring prior to the Closing, shall continue in full force and effect and that the Group Companies will perform and discharge the Group Companies’ obligations to provide such indemnity and exculpation after the Closing. To the maximum extent permitted by applicable Law, such indemnification shall be mandatory rather than permissive, and the Company shall advance expenses in connection with such indemnification as provided in such Group Company’s Organizational Documents or other applicable agreements; provided, that the D&O Indemnified Party to whom expenses are advanced provides an undertaking at the time of such advancement to repay such advances if it is ultimately determined in a final binding judgment by a court of competent jurisdiction that such D&O Indemnified Party is not entitled to indemnification. For a period of six (6) years from the Closing Date, the indemnification and liability limitation or exculpation provisions of the Group Companies’ Organizational Documents as in effect as of the date hereof, shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party, unless such modification is required by applicable Law.
(b)    Buyer shall purchase and maintain in effect, beginning on the Closing Date and for a period of six (6) years thereafter without any lapse in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of the D&O Indemnified Parties with respect to matters occurring prior to the Closing providing coverage for a period of six (6) years following the Closing Date without any lapses in coverage. Such policy shall provide coverage that is at least equal to the coverage provided under the Group Companies’ current directors’ and officers’ liability insurance policies, underwritten by one (1) or more insurers with an A.M. Best rating no less than the A.M. Best rating of the insurers of the current policies; provided, however, that in no event shall Buyer be required to expend for such policies an aggregate cost in excess of three hundred percent (300%) of the annual premium currently paid by the Company for such insurance; provided, further, that if the premium of such insurance coverage exceeds such amount, Buyer shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
(c)    From and after the Closing, the D&O Indemnified Parties are intended to be third party beneficiaries of this . For the avoidance of doubt, this shall survive the consummation of the Closing and shall be binding on all successors and assigns of Buyer and, following the Closing, the Company.

Section 5.7    Notice of Certain Events.
(g)    Sellers and Buyer may, from time to time prior to the Closing, supplement the Company Disclosure Letter and the Buyer Disclosure Letter, as the case may be, with respect to any matter hereafter arising that, if existing or known at the date of this Agreement, would have been required to be set forth or described in such Company Disclosure Letter or Buyer Disclosure Letter, as the case may be. Notwithstanding anything to the contrary herein, neither the Buyer Indemnitees nor the Seller Indemnitees, as the case may be, shall be entitled to recover any Losses under Article 8 in respect of any such supplementally disclosed matter, or matters, except and to the extent that such Losses, individually or in the aggregate, with respect to all such supplementally disclosed matters by Buyer or Sellers, as applicable, exceed $500,000 in the aggregate and then subject to the other limitations in Article 8. For the avoidance of doubt, (i) any such supplemental disclosure shall not be deemed to have cured any breach of any representation or warranty made in this Agreement for purposes of determining whether or not the conditions set forth in Article 6 have been satisfied and (ii) no such supplemental disclosure shall in any way limit or otherwise affect the indemnification obligations of Sellers in Section 8.2(f).
(h)    From the date hereof until the Closing, the Company or a Seller, as applicable, shall promptly notify Buyer in writing after acquiring actual knowledge of (i) any fact, circumstance, event or action the existence, occurrence or taking of which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) any Litigation commenced against, relating to or involving any such Group Company or a Seller, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.11 or Section 3.5, as applicable, or that relates to the consummation of the transactions contemplated hereby.
Section 5.8    Public Announcements. The Representative and Buyer will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any Contract with or the rules of any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements; provided, that (i) each of Buyer, Sellers and the Company may make any public statement to the press, analysts, investors, lenders, rating agencies, proxy advisory firms or those attending industry conferences, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by Buyer and the Company (or individually, if approved by the other party) and (ii) Sellers and their respective Affiliates may communicate with their and their Affiliates’ respective limited partners and prospective limited partners relating to this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

Section 5.9    Tax Matters.
(d)    The Representative shall be responsible for preparing and filing all income Tax Returns of the Company for all periods ending on or prior to the Closing Date (the “Sellers’ Returns”). Such Tax Returns shall include, to the extent permitted by applicable Law, all deductions related to (i) the payment of Company Expenses, (ii) the repayment of any Closing Date Indebtedness, (iii) any Change in Control Payments and (iv) any payments to Holders of Options that are payable by the Company in connection with the transactions contemplated by this Agreement. Buyer will cause duly authorized officers of the Company (or any successor thereof) timely to execute the Sellers’ Returns.
(e)    Buyer shall promptly notify the Representative following receipt of any notice of audit or other proceeding relating to any Sellers’ Return. The Representative shall have the right to control at its expense any and all audits or other proceedings relating to any Sellers’ Return, provided that the Representative shall not agree to the resolution of any audit or other proceeding relating to a Sellers’ Return that would reasonably be expected, individually or in the aggregate, to be materially adverse to the Group Companies after the Closing, taken as a whole, without Buyer’s consent (which consent shall not be unreasonably withheld or delayed).
(f)    Buyer, the Company and Sellers shall (and shall cause their respective Affiliates to) (i) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes and (ii) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.
Section 5.10    Financing.
(a)    Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing as promptly as practicable on substantially the same terms and subject to substantially the same conditions described in the Commitment Letter (subject to Buyer’s right to amend, modify, supplement, restate or replace the Commitment Letter in accordance with this Section 5.10(a), and any market flex provisions of the fee letters related thereto) including using its reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to Buyer reasonably within Buyer’s control to obtain the Financing (other than any conditions waived by the applicable counterparties and other than any condition where the failure to be so satisfied is a result of the Company’s failure to furnish information or provide the cooperation in breach of its obligations under Section 5.10(c)) and comply in all material respects with its obligations in the Commitment Letter (including cooperating with any “flex” provisions requested by the Debt Financing Sources), (iii) enter into definitive agreements with respect thereto with conditions precedent to funding not materially less favorable, in the aggregate, as those described in or contemplated by the Commitment Letter and in an aggregate amount for Buyer to satisfy its obligation to pay (A) the Cash Purchase Price, (B) the Cash Payment in Lieu of Fractional Shares, (C) all amounts required to satisfy the Closing Date Indebtedness and Company Expenses, (D) the Change in Control Payments, (E) the Representative Fund Amount and (F) the fees and expenses of Buyer related to the transactions contemplated by this Agreement, (iv) upon the satisfaction or waiver of the conditions set forth in Section 6.1, Section 6.2 and in the Commitment Letter, consummate the Financing at or prior to the Closing and (v) enforce its rights under the Commitment Letter. If the Commitment Letter shall expire or terminate for any reason, Buyer shall use reasonable best efforts to promptly obtain, and following receipt, shall promptly provide the Company and the Representative with a copy of, a debt commitment letter (with customary redactions) that provides for an amount of debt financing sufficient to consummate the transactions contemplated by this Agreement and the Ancillary Agreements (as contemplated by Section 4.4) and contains conditions precedent to funding not materially less favorable to Buyer, the Company or the Seller, in the aggregate, as those contained in the Commitment Letter (an “Alternate Financing”). Buyer shall not, without the prior written consent of the Representative (which shall not be unreasonably withheld, conditioned or delayed), amend, modify, supplement, restate or replace the Commitment Letter; provided that Buyer may amend, modify, supplement, restate or replace the Commitment Letter (x) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Commitment Letter as of the date hereof or (y) so long as such amendment, modification, supplement, restatement or replacement would not, or would not reasonably be expected to, (I) reduce the aggregate amount of the Financing to an amount below that necessary to satisfy Buyer’s obligation to pay (i) the Cash Purchase Price, (ii) the Cash Payment in Lieu of Fractional Shares, (iii) all amounts required to satisfy the Closing Date Indebtedness and Company Expenses, (iv) the Change in Control Payments, (v) the Representative Fund Amount and (vi) the fees and expenses of Buyer related to the transactions contemplated by this Agreement, (II) adversely impact or substantially delay the ability of Buyer to timely consummate the transactions contemplated by this Agreement and the Ancillary Agreements, (III) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (IV) adversely affect the ability of Buyer to enforce its rights against any Debt Financing Source as so amended, modified, supplemented, restated or replaced. Buyer shall promptly deliver to the Company and the Representative copies of any such amendment, modification, supplement, restatement or replacement (with customary redactions in the case of any fee letter). Upon any such amendment, modification, supplement, restatement or replacement of the Commitment Letter in accordance with this Section 5.10(a), the term “Commitment Letter” shall mean the Commitment Letter as amended, modified, supplemented, restated or replaced.
(b)    Buyer shall keep the Company and the Representative informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing (or Alternate

Financing obtained in accordance with this Section 5.10). Buyer shall provide the Company and the Representative with prompt written notice (i) if to the knowledge of Buyer there exists any material breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to such breach, default, repudiation, cancellation or termination) by any party to the Commitment Letter (or commitments for any Alternate Financing obtained in accordance with this Section 5.10) or the definitive agreements relating to the Financing and (ii) if at any time for any reason Buyer believes that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by and of the Commitment Letter (or commitments for any Alternate Financing obtained in accordance with this Section 5.10) or the definitive agreements relating to the Financing.
(c)    The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and their representatives to use their reasonable best efforts to, provide such reasonable cooperation in connection with the arrangement of the Financing (which for purposes of this Section 5.10(c) includes any Alternate Financing) as may be reasonably requested by Buyer, including (i) upon reasonable advance notice by Buyer, assisting in the preparation for and participation in meetings, drafting sessions, presentations, road shows and due diligence sessions (including accounting due diligence sessions) and sessions with prospective lenders, investors and ratings agencies in connection with any of such debt financing as reasonably requested by Buyer (including, without limitation, making senior management of the Company available for such meetings), (ii) furnishing Buyer and the financing sources with financial and other pertinent information regarding Midco and its Subsidiaries as may be reasonably requested by Buyer to consummate any such debt financing, (iii) assisting Buyer and the financing sources in the preparation of (A) offering documents, bank information memoranda (excluding the execution and delivery of representation letters, which shall be the responsibility of Buyer) and other customary informational and marketing materials and documents for any portion of any such debt financing and (B) materials for rating agency presentations, in each case, to the extent related to the Group Companies, (iv) reasonably cooperating with the marketing efforts of Buyer and the financing sources for any portion of any such debt financing, (v) reasonably facilitating the pledging of collateral and providing of guarantees of the Group Companies and execution and delivery of definitive financing documents and customary deliverables (excluding, for the avoidance of doubt, any solvency certificates, which shall be the responsibility of Buyer), (vi) using its reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness referred to in clauses (i) and (ii) of the definition of Indebtedness and contemplated by any such debt financing to be paid off, discharged and terminated on the Closing Date, (vii) taking all corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of any such debt financing and to permit the proceeds thereof to be made available to the Company; provided, that none of the Company and its Affiliates and their respective representatives shall be required to (y) pay any commitment or other similar fee or incur any other liability, obligation, fee or expense in connection with the Financing or (z) take any corporate or organizational action approving, or authorize, execute and deliver any document or Contract relating to, the Financing which is not contingent upon the Closing or that would be effective prior to the Closing (and, for the avoidance of doubt, the board of directors of Buyer (and not the board of managers of the Company or its Affiliates) shall enter into or provide any resolutions, consents, approvals or other documents or Contracts on behalf of the Group Companies as may be required pursuant to the Commitment Letter or otherwise in connection with the Financing at, or as of, the Closing), (viii) providing at least five (5) Business Days prior to the expected Closing Date all documentation and other information about the Group Companies as is reasonably requested by the Debt Financing Sources for the Financing that is required under applicable “know your customer” and anti-money laundering rules and regulations including the USA Patriot Act, (ix) ensuring that no issues of debt securities or commercial bank or other facilities of any Group Company shall be announced, offered, placed or arranged (other than purchase money indebtedness and capital leases incurred in the ordinary course of business of the Group Companies) if the offering, placement or arrangement of such debt securities or facilities could reasonably be expected to have a detrimental effect on the primary syndication of the Financing and (x) using commercially reasonable efforts to enable any syndication or marketing efforts to benefit from the Company’s existing lending and investment banking relationships. Buyer shall indemnify and hold harmless the Company and its Affiliates from and against any liability or obligation in connection with the Financing or the Alternate Financing and any information utilized in connection therewith, except as may arise from a breach of the Company’s representations, warranties or covenants hereunder. Buyer shall, promptly upon the Company’s request, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company, Sellers and their respective Affiliates and direct and indirect equityholders in connection with the cooperation provided pursuant to this Section 5.10(c). The Company hereby consents to the use of the Group Companies’ logos in connection with any such debt financing.

Section 5.11    Non-Solicitation. From the Closing until the third (3rd) anniversary of the Closing Date, each Seller shall not, and (subject to the final sentence of this Section 5.11) each Seller shall use its reasonable best efforts to cause its Affiliates not to, directly or indirectly (a) solicit for employment or hire any individual who is as of the date of this Agreement an officer, director, manager or non-clerical employee of any Group Company or of Buyer without obtaining the prior written consent of Buyer; provided, that the foregoing will not preclude such Seller or any of its Affiliates from (i) soliciting or employing an officer, director, manager or non-clerical employee of any Group Company or of Buyer through any general advertising or solicitation or through a recruitment or executive search firm where the solicitation is not specifically directed at an officer, director, manager or non-clerical employee of any Group Company or of Buyer, (ii) employing any officer, director, manager or other non-clerical employee of any Group Company or of Buyer who responds to any such solicitation or who makes an unsolicited approach to such Seller or any of its Affiliates, (iii) soliciting or employing any person who is no longer, and has not been for a period of at least six (6) months, an employee of any Group Company or of Buyer or (iv) soliciting or employing any Person listed on Section 5.11 of the Company Disclosure Letter or (b) intentionally interfere in an adverse manner with the relationship of any Group Company with any Person who is a customer, client, supplier, lender or lessor of any Group Company; provided that no act or omission of any Seller shall be considered a breach of this Section 5.11(b) unless such Seller has actual knowledge that the consequence of an act or omission would or would reasonably be expected to constitute a breach of this Section 5.11(b). Each Seller shall be responsible and liable for any breach of this Section 5.11 by its respective Affiliates and such liability shall be subject to indemnification in accordance with Article 8. Nothing in this Section 5.11 shall be construed to (x) amend, modify, limit or otherwise alter any restrictive covenants contained in any Contract (whether such agreement was entered into before, after or concurrently with this Agreement) between any past, current or future officer, director, manager or employee of any Group Company, on the one hand, and any Group Company or Buyer, on the other hand or (y) impose any obligations on any Sellers’ Affiliates which are current or future portfolio companies or which are separate and distinct from any Seller’s private equity business, in each case, which are not in possession of any Group Company’s confidential information or which have not been directed by any Seller to engage in such activities.
Section 5.12    Seller Release. Effective as of the Closing, each Seller, severally and not jointly, on behalf of itself and its Affiliates, hereby releases, remises and forever discharges any and all rights, claims and Losses of any type that it or any of its Affiliates has had, now has or might now or hereafter have against Buyer and the Group Companies, and each of their respective individual, joint or mutual, past, present and future representatives, Affiliates, equityholders, Subsidiaries, successors and assigns (each, a “Releasee”) in respect of, relating to or arising in connection with the Group Companies contemporaneously with or prior to the Closing Date, except (i) for rights, claims and Losses arising under this Agreement, the Restated Employment Agreements or any Ancillary Agreement, (ii) in the case of Sellers who are D&O Indemnified Parties or employees, for rights under indemnification provisions of the Organizational Documents of any Group Company, as applicable, and rights under any employment, Option, bonus or other employment or compensation agreements or plans, (iii) rights under any applicable workers’ compensation statutes arising out of compensable job related injuries occurring prior to the Closing Date, or (iv) any claim which, as a matter of applicable Law, cannot be released. Each such Seller, for itself and its Affiliates (x) acknowledges that it is aware that such Seller or Affiliate may hereafter discover facts different from or in addition to the facts which such Seller or Affiliate now knows or believes to be true with respect to the subject matter of this Agreement, but that such Seller or Affiliate intends that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts and (y) acknowledges that it has been informed of, and that such Seller or Affiliate is familiar with, Section 1542 of the Civil Code of the State of California, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” Such Seller, for itself and its Affiliates, hereby waives and relinquishes (a) all rights and benefits such Person has or may have under Section 1542 of the Civil Code of the State of California, to the full extent that such Person may lawfully waive all such rights and benefits pertaining to the subject matters of this Agreement and (b) any similar or comparable protections afforded by any case law or statutes of similar import, whether such laws are in the United States or elsewhere in the world. Each Seller, for itself and its Affiliates, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Releasee, based upon any matter purported to be released hereby. The parties acknowledge that this Section 5.12 is not an admission of liability or of the accuracy of any alleged fact or claim. The parties expressly agree that this Section 5.12 shall not be construed as an admission in any proceeding as evidence of or an admission by any party of any violation or wrongdoing.
Section 5.13    Termination of Executive Compensation Plan. The Company and Sellers shall take all actions necessary to terminate Creative Circle’s Executive Nonqualified Excess Plan (as adopted by the Executive Nonqualified “Excess” Plan Adoption Agreement, dated July 12, 2011) (the “Deferred Compensation Plan”) in accordance with Section 409A of the Code prior to or effective at the Closing and the Company shall cause all amounts payable under the Deferred Compensation Plan as a result of its termination to be paid to its participants as promptly as practicable following the Closing Date.

Section 5.14    Resignations. The Company shall cause each member of the board of managers of the Company and each of its Subsidiaries (other than the Founders), as of immediately prior to the Closing, to deliver to Buyer his resignation as a manager of such entity, effective at the time of the Closing.
Section 5.15    Pre-Closing Merger. Immediately before the Closing, at Buyer’s request provided upon at least ten (10) calendar days’ notice, the Sellers shall cause the Company to merge with and into Midco in accordance with applicable Law and pursuant to documentation that is in form and substance reasonably acceptable to Buyer (the “Pre-Closing Merger”).
ARTICLE 6
Conditions Precedent
Section 6.1    Conditions to Obligations of Buyer and Sellers. The obligations of Buyer, the Company and Sellers to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing (or, if permitted by applicable Law, waiver by the party for whose benefit such condition exists) of the following conditions:
(a)    HSR Act Notification. The notifications of the other parties hereto pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.
(b)    No Injunction, etc. Consummation of the transactions contemplated hereby or by the Ancillary Agreements and the validity and legality thereof shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable Law (whether temporary, preliminary or permanent) that has been enacted, promulgated, entered or enforced by any Governmental Authority and no Person shall have instituted or threatened before any Governmental Authority any Litigation that would reasonably be expected to result in the foregoing.
Section 6.2    Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing (or, if permitted by applicable Law, waiver by Buyer) of the following additional conditions:
(a)    Company Representations; Performance.
(i)    The representations and warranties of the Company contained in Section 2.1 (Corporate Status), Section 2.2 (Authority and Enforceability), Section 2.4 (Capitalization) and Section 2.18 (Finders’ Fees) of this Agreement shall be true and correct in all respects, except, in each case, for de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such time

(except for representations that are as of a specific date, which representations shall be true and correct in all respects as of such date).
(ii)    All other representations and warranties of the Company contained in Article 2 of this Agreement (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such time (except for representations that are as of a specific date which representations shall be true and correct in all respects as of such date), except where all failures to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.
(iii)    The Company shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by the Company at or prior to the Closing.
(iv)    The Company shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Operating Officer of the Company to the effect set forth above in this Section 6.2(a).
(b)    Seller Representations; Performance.
(iv)    The representations and warranties of Sellers contained in Section 3.1 (Corporate Status), Section 3.2 (Authority and Enforceability) and Section 3.4 (Title to Units) of this Agreement shall be true and correct in all respects, except, in each case, for de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such time (except for representations that are as of a specific date, which representations shall be true and correct in all respects as of such date).
(v)    All other representations and warranties of Sellers contained in Article 3 of this Agreement (without giving effect to any limitations as to “materiality” set forth therein) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such time (except for representations that are as of a specific date which representations shall be true and correct in all material respects as of such date).
(vi)    Sellers shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Sellers at or prior to the Closing.

(vii)    The Representative shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by the Representative to the effect set forth above in this Section 6.2(b).
(c)    FIRPTA Certificate. The Company shall have delivered to Buyer a statement, meeting the requirements of Section 1.1445-11T of the Treasury Regulations, substantially in the form of Exhibit F attached hereto.
(d)    Escrow Agreement. The Representative shall have delivered to Buyer a copy of the Escrow Agreement duly executed by the Escrow Agent and the Representative.
(e)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.
(f)    Indebtedness; Release of Liens. The Company shall have delivered to Buyer payoff letters in customary form from each lender of the Indebtedness described in Section 5.10(c)(vi) evidencing the aggregate amount of such Indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such Indebtedness on the Closing Date) and including an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such Indebtedness shall be repaid in full and all commitments thereunder shall automatically terminate and that all Liens with respect to any assets or real or personal property of any Group Company will be released and discharged.
(g)    Pre-Closing Merger. If Buyer has so requested in accordance with Section 5.15, the Pre-Closing Merger shall have been completed.
Section 6.3    Conditions to Obligations of Sellers and the Company. The obligation of Sellers to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing (or, if permitted by applicable Law, waiver by the Representative) of the following additional conditions:
(a)    Representations; Performance.
(i)    The representations and warranties of Buyer contained in Section 4.1 (Corporate Status), Section 4.2 (Corporate and Government Authorization) and Section 4.8 (Finders’ Fees) of this Agreement shall be true and correct in all respects, except, in each case, for de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such time (except for representations that are as of a specific date, which representations shall be true and correct in all respects as of such date).

(ii)    All other representations and warranties of Buyer contained in Article 4 of this Agreement (without giving effect to any limitations as to “materiality” set forth therein) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such time (except for representations that are as of a specific date, which representations shall be true and correct in all material respects as of such date).
(iii)    Buyer shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Buyer at or prior to the Closing.
(iv)    Buyer shall have delivered to the Representative a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer to the effect set forth above in this Section 6.3(a).
(b)    Escrow Agreement. Buyer shall have delivered to the Representative a copy of the Escrow Agreement duly executed by Buyer.
Section 6.4    Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to cause the Closing to occur.
ARTICLE 7
Termination
Section 7.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:
(h)    by the written agreement of Buyer and the Representative;
(i)    by either Buyer or the Representative by notice to the other party, if:
(i)    the Closing shall not have been consummated on or before September 7, 2015 (the “End Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time; or

(ii)    (A) there shall be any Law that makes consummation of the Closing illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining Buyer or Sellers from consummating the Closing is entered and such judgment, injunction, order or decree shall have become final and nonappealable;
(j)    by Buyer by notice to the Representative, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or Sellers set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach is incapable of being cured by the End Date; provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if Buyer is then in material breach or violation of its representations, warranties or covenants contained in this Agreement; or
(k)    by the Representative by notice to Buyer, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) not to be satisfied, and such breach is incapable of being cured by the End Date; provided, however, that Sellers shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if the Company or Sellers are then in material breach or violation of any of their representations, warranties or covenants contained in this Agreement.
Section 7.2    Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without Liability of any party (or any of its directors, managers, officers, employees, stockholders, Affiliates, agents, successors or assigns) to the other party except as provided in this Section 7.2, provided that no such termination (nor any provision of this Agreement) shall relieve any party from liability for any damages (including, to the extent available under applicable Law, claims for damages based on the consideration that would have otherwise been payable to Sellers) for fraud or for any breach of this Agreement. The provisions of Section 5.2(d), this Section 7.2, Section 9.1, Section 9.2, Article 10 (to the extent provided therein), Section 11.1, Section 11.2, Section 11.4, Section 11.5, Section 11.6, Section 11.7, Section 11.8 and Section 11.9 shall survive any termination hereof pursuant to Section 7.1.

ARTICLE 8
Indemnification
Section 8.1    Survival. All representations and warranties made in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing Date for a period of fifteen (15) months after the Closing Date (the “Initial Escrow Termination Date”); provided, that the Fundamental Representations shall survive indefinitely. The indemnification obligations of the Sellers set forth in Section 8.2(f) shall survive for a period of twenty-four (24) months after the Closing Date. The respective covenants and agreements of the Company, Sellers and Buyer contained in this Agreement or in any document delivered pursuant to this Agreement required to be performed or complied with prior to the Closing (each, a “Pre-Closing Covenant”) shall survive the Closing Date until the Initial Escrow Termination Date, and all other respective covenants and agreements of the Company, Sellers and Buyer contained in this Agreement or in any document delivered pursuant to this Agreement (each, a “Post-Closing Covenant”), as well as Pre-Closing Covenants to the extent they contemplate performance following the Closing, shall survive the Closing Date hereunder indefinitely or for such lesser period of time as may be specified therein, but not to exceed the applicable statute of limitations in the event of a breach of such covenant or other agreement. Notwithstanding the foregoing, (i) in the event of fraud in connection with a representation and warranty, such representation or warranty (and any associated right of indemnity) shall continue without limitation in relation to claims based on such fraud, (ii) except as set forth in Section 7.2, no representation, warranty, covenant or agreement made in this Agreement shall survive any termination of this Agreement and (iii) in the event that notice of any claim for indemnification under this Article 8 has been given in good faith in accordance with this Article 8 within the applicable survival period, the representations and warranties or indemnification obligations that are the subject of such claim shall survive with respect to such claim until such time as such claim is finally resolved.
Section 8.2    Indemnification by Sellers. From and after the Closing, and subject to this Article 8, Sellers shall defend, indemnify and hold harmless Buyer, and each of its Subsidiaries (including the Group Companies after the Closing) and Affiliates, and their respective officers, directors, managers, employees, agents, attorneys, accountants, representatives, successors and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse the Buyer Indemnitees for all Losses imposed on, sustained, incurred, suffered by or asserted against the Buyer Indemnitees whether in respect of a Third Party Claim, claims between the parties, or otherwise, relating to or arising out of, based upon, by reason of, or resulting from (a) any inaccuracy in or breach of any representation or warranty by the Company in this Agreement or in any certificate delivered pursuant to this Agreement, (b) any inaccuracy in or breach of any representation or warranty by any Seller in this Agreement or in any certificate delivered pursuant to this Agreement, (c) any breach or default in performance by the Company or any Seller of any Pre-Closing Covenant or Post-Closing Covenant of Sellers, (d) any claim of any Seller or holder of Options relating to the allocation or entitlement to a portion of the consideration paid in consummating the transactions contemplated hereby, including any such claims under any purported contractual, employment or other rights that assert rights to any security of the Company or claims for damages based on any such rights (in each case, other than (i) any claims to receive the amounts specified as payable to such Seller or Option holder pursuant to this Agreement and (ii) any claims based upon such Holder’s entitlement to any Earn-out Payments in lieu of entitlement to proceeds paid at Closing), (e) any Closing Date Indebtedness, Company Expenses or Change in Control Payments not properly included in the final calculation of the Cash Purchase Price determined pursuant to Section 1.3(c) or (f) the matters set forth in Exhibit H.
Section 8.3    Indemnification by Buyer. From and after the Closing, and subject to this Article 8, Buyer shall defend, indemnify and hold harmless the Holders and each of their respective Affiliates and their respective officers, directors, managers, employees, agents, attorneys, accountants, representatives, successors and assigns (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses imposed on, sustained, incurred, suffered by or asserted against the Seller Indemnitees whether in respect of a Third Party Claim, claims between the parties, or otherwise, relating to or arising out of, based upon, by reason of, or resulting from (a) any inaccuracy in or breach of any representation or warranty by Buyer in this Agreement or in any certificate delivered pursuant to this Agreement, (b) the Pre-Closing Merger or (c) any breach or default in performance by Buyer of any Pre-Closing Covenant of Buyer or any Post-Closing Covenant of Buyer.
Section 8.4    Limitations on Indemnity or Losses. The rights to indemnification pursuant to this Article 8 are subject to the following limitations:
(a)    Neither the Buyer Indemnitees nor the Seller Indemnities, as applicable, shall be entitled to recover Losses pursuant to Section 8.2(a) or Section 8.2(b) or Section 8.3(a), as applicable, until the total amount the Buyer Indemnitees or Seller Indemnities, as applicable, are entitled to recover under Section 8.2(a) and Section 8.2(b) or Section 8.3(a), as applicable, exceeds the amount set forth in Exhibit H (the “Indemnification Threshold”), in which case the Buyer Indemnitees or Seller Indemnitees, as applicable, shall only be entitled to recover Losses in excess of such amount, subject to the other limitations herein; provided, however, that the Indemnification Threshold will not apply (i) in connection with an inaccuracy in or breach of the Fundamental Representations or the representations and warranties of Buyer in Section 4.1, Section 4.2 or Section 4.8 or (ii) with respect to the matters set forth in Exhibit H.
(b)    Neither the Buyer Indemnitees nor the Seller Indemnitees, as applicable, shall be entitled to recover Losses pursuant to Section 8.2 or Section 8.3, as applicable, in excess of $25 million in the aggregate (the “Indemnification Cap”) subject to the other limitations herein; provided, however, that the Indemnification Cap will not apply in connection with an inaccuracy in or breach of the Fundamental Representations or the representations and warranties of Buyer in Section 4.1, Section 4.2 or Section 4.8.
(c)    (i) All Losses shall be net of any amounts recovered by the applicable Indemnified Party under insurance policies or other collateral sources (such as contractual indemnitees of any Person which are contained outside of this Agreement) with respect to such Losses net of any actual costs, deductibles or expenses incurred in connection with securing such amounts (including increased premiums resulting therefrom); (ii) in no event shall an Indemnifying Party have liability to the Indemnified Party for any consequential, special, incidental, punitive or exemplary damages, except if and to the extent any such damages would otherwise be recoverable under applicable Law in an action for breach of contract or any such damages are recovered against an Indemnified Party pursuant to a Third Party Claim; (iii) the amount of any Losses for which indemnification is provided under this Article 8 shall be computed on a tax-affected basis (i.e., reduced by the amount of any Tax benefit actually realized by the Indemnified Party or its Affiliates attributable to such Losses determined on a but for basis after taking into account all other Tax benefits such Indemnified Party or Affiliate is entitled to and increased by the amount of any Tax detriment actually realized by the Indemnified Party or its Affiliates attributable to the receipt of the indemnification payment); and (iv) the amount of any Losses for which indemnification is provided under this Article 8 shall be reduced by the amount such Loss arises from the Indemnified Party’s failure to use commercially reasonable efforts to mitigate or prevent such Loss in accordance with applicable Law after such Indemnified Party has actual conscious awareness of the fact(s), event(s) or condition(s) giving rise to such Loss or Losses (including by pursing available insurance or indemnification coverage) net of any actual costs or expenses incurred in connection with such efforts.
(d)    The Buyer Indemnitees shall not be entitled to indemnification pursuant to Section 8.2 for any Loss to the extent that (i) prior to the date hereof, the Group Companies recorded a reserve in their books and records specifically related to such Loss, (ii) such Loss was taken into account in the Cash Purchase Price as finally determined pursuant to or (iii) such Losses relate to Taxes arising in a Tax period (or any portion thereof) beginning on or after the Closing Date.
(e)    Notwithstanding anything to the contrary in this Agreement, the parties agree and acknowledge that (i) the Indemnity Escrow Amount shall be the sole source of recovery with respect to Losses indemnifiable pursuant to Section 8.2, (ii) after the Initial Termination Date, the Escrow Retention Amount plus the aggregate amount reasonably claimed in good faith by the Buyer Indemnitees pursuant to claims made and not resolved prior to such date (but only with respect to such unresolved claims) shall be the sole source of recovery with respect to Losses indemnifiable pursuant to Section 8.2 and only Losses indemnifiable pursuant to (A) Section 8.2(c) or (B) Section 8.2(f), shall be recoverable from such Escrow Retention Amount; provided that amounts reasonably claimed in good faith by the Buyer Indemnitees against the Indemnity Escrow Amount pursuant to claims made, and not fully resolved, prior to the Initial Termination Date, which are retained pursuant to Section 8.8(b), shall serve as, and be, the sole source of recovery with respect to such unresolved claims, (iii) in no event shall the Buyer Indemnitees be entitled to recover more than the Indemnity

Escrow Amount pursuant to clause (A)(y) of Section 1.3(d)(ii) and Section 8.2 in the aggregate and (iv) in no event shall Sellers’ aggregate liability for Losses hereunder exceed the Indemnity Escrow Amount. The foregoing limitations shall not apply to Losses pursuant to Section 8.2(a), with respect to an inaccuracy in or breach of the Fundamental Representations, for which the Buyer Indemnified Parties shall be entitled to seek recovery directly from the Sellers, on a several basis, in accordance with the Sellers’ Percentage Allocation, but only if the Escrow Funds have been reduced to zero (0). For avoidance of doubt, any recoveries by the Buyer Indemnitees from the Escrow Funds shall be included in calculating whether Sellers’ aggregate liability for Losses hereunder exceeds the Indemnity Escrow Amount.
(f)    In any case where an Indemnified Party recovers, under insurance policies or from other collateral sources, any amount in respect of a matter for which such Indemnified Party was indemnified pursuant to this Article 8, in each case to the extent not already taken into account pursuant to this Section 8.4, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom any appropriate amounts pursuant to the terms of this Section 8.4), but not in excess of any amount previously so paid to or on behalf of such Indemnified Party in respect of such matter.
Section 8.5    Notification of Claims; Third Party Claims.
(a)    A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”); provided, that in the case of any Buyer Indemnitee, such notice need only be provided to the Representative in writing, and in the case of any Seller Indemnitee, such notice shall be provided to Buyer in writing, of any claim in respect of which indemnity may be sought under this Article 8, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 8 except to the extent the Indemnifying Party is actually prejudiced by such failure. The parties agree that (i) in this Article 8 they intend to supersede (in the case of the survival periods specified in Section 8.1) the applicable statute of limitations period with respect to certain claims, (ii) notices for claims in respect of a breach of a representation, warranty, covenant or agreement (other than a Post-Closing Covenant) must be delivered prior to the expiration of any applicable survival period specified in Section 8.1 for such representation, warranty, covenant or agreement, (iii) notices for claims in respect of a breach of a Post-Closing Covenant must be delivered prior to the date that is six months after the last day of the effective period of such Post-Closing Covenant and (iv) any claims for indemnification for which notice is not timely delivered in accordance with the time periods specified in Section 8.1 and this Section 8.5 shall be expressly barred and are hereby waived, provided that if, prior to such applicable date, a party shall have notified any other party in accordance with the requirements of this Section 8.5 of a claim for indemnification under this Article 8 (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article 8 until it is finally resolved notwithstanding the passing of such applicable date.
(b)    Upon receipt of notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 in respect of a pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (such claim or demand being a “Third Party Claim” and including a pending or threatened claim or demand asserted by a third party against the Indemnified Party), the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of such Third Party Claim, with its own counsel (which counsel shall be reasonably satisfactory to the Indemnified Party) and at its own expense unless the Indemnified Party has notified the Indemnifying Party that it has determined in good faith that such Third Party Claim seeks relief other than monetary relief that is reasonably likely to be granted, and if granted, would be reasonably likely to be materially adverse to the Indemnified Party or involves criminal allegations. The Indemnified Party shall be provided a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel. Any such participation shall be at the Indemnified Party’s own expense, unless (i) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have been advised by counsel that it has reasonably determined that representation of both parties by the same counsel would involve a conflict of interest or (ii) the Indemnified Party assumes the defense of a Third Party Claim after the Indemnifying Party has materially failed to diligently pursue a Third Party Claim it has assumed as provided in this Section 8.5 (and has failed to remedy such failure within ten (10) days after receiving written notice of such failure from the Indemnified Party), in which case the Indemnifying Party shall be liable for the fees and expenses of one (1) separate counsel (in addition to any necessary local counsel). The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives notice from the Indemnifying Party as contemplated by this Section 8.5(b). The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party or that would have an adverse effect on other claims made or threatened against the Indemnified Party or any of its Affiliates and the Indemnifying Party shall (x) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (y) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially and adversely affect any Indemnified Party (unless such Indemnified Party has consented in writing to such encumbrance, restriction or condition, such consent not to be unreasonably withheld, conditioned or delayed) and (z) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. The Indemnifying Party shall have no liability for any settlement, compromise or consent to the entry of any judgment with respect to any claim or demand for which an Indemnified Party is seeking indemnification from the Indemnifying Party without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed). The Indemnified Party shall not admit to any liability with respect to such claim or demand by an Indemnified Party, without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed).
(c)    If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise or (ii) is not entitled to defend the Third Party Claim as a result of the Indemnified Party’s election to defend the Third Party Claim as provided in Section 8.5(b), the Indemnified Party shall have the right but not the obligation to assume its own defense and shall consult with the Indemnifying Party regarding the strategy for defense of such claim, it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim; provided that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties (other than necessary local counsel).
(d)    Notwithstanding anything to the contrary in this Article 8 (including Sections 8.2 and 8.3), no Indemnifying Party shall have any liability under this Article 8 for any Losses arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party without the consent of such Indemnifying Party.
(e)    In the event any Indemnifying Party receives notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within twenty (20) Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article 8. If the Indemnifying Party does not respond within such twenty (20) Business Day period, the Indemnifying Party will be deemed to have accepted Liability for the claim. If the Indemnifying Party rejects all or any part of the claim, the Indemnified Party shall be free to seek enforcement of its rights to indemnification under this Agreement with respect to such claim. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.

Section 8.6    Exclusive Remedy. Except (i) for the ability of the parties to obtain equitable remedies in accordance with Section 11.9, (ii) with respect to any claim related to fraud and (iii) as provided in Section 1.3(C)(ii), Section 1.5 and Section 1.8(c), Sellers and Buyer hereby agree that, following the Closing, the sole and exclusive remedy of a party for any breach or inaccuracy of any representation, warranty, covenant or agreement contained in this Agreement shall be the indemnification rights set forth in this Article 8, and (a) Buyer hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Buyer Indemnitee may have against any Seller Indemnitee and (b) Sellers hereby waive, from and after the Closing Date, any and all rights, claims and causes of action any Seller Indemnitee may have against any Buyer Indemnitee, in either case to the extent such rights, claims and causes of action arise under or are based upon any federal, state, provincial, local or foreign statute, Law, ordinance, rule or regulation or otherwise (subject in each case to their rights to bring claims to enforce the indemnification provisions of this Article 8).
Section 8.7    Treatment of Indemnity Payments. The parties agree to treat any indemnity payment made under this Article 8 as an adjustment to the Purchase Price for all purposes, including, to the extent permitted under applicable Tax Law, all federal, state, local and foreign Tax purposes, and the parties agree to, and shall cause their respective Affiliates to, file their Tax Returns accordingly.
Section 8.8    Manner of Payment; Escrow.
(a)    Any indemnification of the Buyer Indemnitees or the Seller Indemnitees pursuant to this Article 8 shall be effected by wire transfer of immediately available funds from the applicable Persons to an account or accounts designated in writing by Buyer or the Representative, as the case may be, within 15 days after the determination thereof; provided, however, that, prior to the earlier of the date that is twenty-four (24) months after the Closing Date (the “Final Escrow Termination Date”) and the date on which the Escrow Funds are reduced to zero (0), any indemnification owed to the Buyer Indemnitees pursuant to Section 8.2 shall be satisfied solely from the remaining portion of the Escrow Amount.
(b)    Any amount remaining in the Escrow Account as of the Initial Escrow Termination Date (minus the sum of (i) the Escrow Retention Amount, plus (ii) the aggregate amount reasonably claimed in good faith by the Buyer Indemnitees pursuant to claims made and not fully resolved prior to such date) shall be released by the Escrow Agent and disbursed as provided in Section 8.8(d). At any time following the Initial Escrow Termination Date, to the extent the funds held in the Escrow Account exceed (A) the sum of the Escrow Retention Amount plus (B) the aggregate amount reasonably claimed in good faith by the Buyer Indemnitees pursuant to claims made prior to the Initial Escrow Termination Date (other than any such claims for indemnification pursuant to Section 8.2(f)), and not fully resolved prior to the time of determination, the excess funds shall be promptly released by the Escrow Agent as provided in Section 8.8(d).

(c)    Any amount remaining in the Escrow Account as of the Final Escrow Termination Date (minus the aggregate amount reasonably claimed in good faith by the Buyer Indemnitees pursuant to claims made and not fully resolved prior to such date) shall be released by the Escrow Agent and disbursed as provided in Section 8.8(d). At any time following the Final Escrow Termination Date, to the extent the funds held in the Escrow Account exceed the aggregate amount reasonably claimed in good faith by the Buyer Indemnitees pursuant to claims made prior to the Final Escrow Termination Date, and not fully resolved prior to the time of determination, the excess funds shall be promptly released by the Escrow Agent as provided in Section 8.8(d).
(d)    Any amount released from the Escrow Account pursuant to Section 8.8(b) or Section 8.8(c) shall be disbursed by the Escrow Agent to the account of each Holder pro rata in accordance with such Holder’s Percentage Allocation.
(e)    The Representative and Buyer shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to make any distributions from the Escrow Account expressly provided herein.
Section 8.9    No Contribution. The Sellers (including any officer or manager of the Company) shall not have any right of contribution, indemnification or right of advancement from the Company or Buyer with respect to any Loss for which a Buyer Indemnified Party is entitled to indemnification pursuant to Section 8.2.
Section 8.10    Subrogation. If an Indemnifying Party makes an indemnification payment to an Indemnified Party with respect to any Loss, then such Indemnifying Party will, subject to Section 11.13, be subrogated, to the extent of such payment, to all related rights and remedies of such Indemnified Party under any insurance policy, third party indemnification or otherwise against or with respect to such Loss, except with respect to amounts relating to such Loss that have not yet been recovered by such Indemnified Party (or any other such Person entitled to indemnification hereunder); provided, that the foregoing provision shall not require the Indemnified Party to assign any rights to proceed against a third party that is a customer of the Group Companies or if, in the reasonable and good faith determination of the Indemnified Party, assigning such rights would have a material adverse impact on the Indemnified Party’s relationship with such third party. If any portion of any Loss to be reimbursed by the Indemnifying Party may be covered, in whole or in part, by any insurance policy, third party indemnification or otherwise, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party. Promptly following such Indemnifying Party’s request, such Indemnified Party will take all reasonably necessary, proper or desirable actions (including the execution and delivery of any document reasonably requested) to accomplish the foregoing.

ARTICLE 9
Definitions
Section 9.1    Certain Terms. The following terms have the respective meanings given to them below:
“Actual Adjustment” means an amount (which may be a positive or negative number) equal to (x) the Cash Purchase Price as finally determined pursuant to , minus (y) the Estimated Cash Purchase Price.
“Adjustment Escrow Amount” has the meaning set forth in Section 1.3(b)(i).
“Adjustment Escrow Excess Amount” has the meaning set forth in Section 1.3(d)(ii).
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.
“Aggregate Exercise Price” means the aggregate exercise price that would be payable in connection with the exercise of all the Options that are outstanding and exercisable as of the Closing.
“Agreement” has the meaning set forth in the Preamble.
“Alternate Financing” has the meaning set forth in Section 5.10(a).
“Ancillary Agreements” means the Escrow Agreement, the Subscription Agreements and the Joinder Agreements, if any.
“Assets” has the meaning set forth in Section 2.9(a).
“Audited Financial Statements” has the meaning set forth in Section 2.5(a).
“Balance Sheet Date” has the meaning set forth in Section 2.5(a).
“Base Cash Consideration” means $540,000,000.
“Business” means the business and operations of the Group Companies.
“Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by law to be closed in the City of New York or the City of Los Angeles.
“Buyer” has the meaning set forth in the Preamble.

“Buyer 401(k) Plan” has the meaning set forth in Section 5.5(d).
“Buyer Indemnitees” has the meaning set forth in Section 8.2.
“Buyer Stock” means the common stock, par value $0.01 per share, of Buyer.
“Buyer Stock Value” per share means the numerical average of the volume weighted average prices on the NYSE for one (1) share of Buyer Stock for the ten (10) consecutive trading days immediately preceding the last trading day prior to the Closing Date as calculated pursuant to the heading “Bloomberg VWAP” on Bloomberg Page ASGN <Equity> VWAP (the “Closing VWAP”); provided, however, that if, during such ten (10) day period, Buyer pays a dividend in Buyer Stock, splits, combines into a smaller number of shares of Buyer Stock, or issues by reclassification any additional shares of Buyer Stock (a “Stock Event”), the Buyer Stock Value shall be appropriately adjusted to provide to the recipients of the Stock Consideration the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Buyer Stock Value. Notwithstanding the foregoing, in no event will the Buyer Stock Value be more than $37.75 per share (e.g., if the calculation of the Buyer Stock Value would produce a value of $40.00, then the Buyer Stock Value will equal $37.75). The ceiling of $37.75 will be adjusted as necessary to reflect any Stock Event that occurs after the date hereof and prior to the Closing.
“Cash and Cash Equivalents” means, as of the open of business on the Closing Date, all cash and cash equivalents held by the Group Companies, including deposits, restricted cash, marketable securities and checks and drafts received by the Group Companies and short term investments, but excluding marketable securities, cash or other assets relating to the Deferred Compensation Plan and the amount of any checks written by any of the Group Companies and not yet cashed.
“Cash Payment in Lieu of Fractional Shares” has the meaning set forth in Section 1.7(d).
“Cash Purchase Price” means (i) the Base Cash Consideration, plus (ii) the Net Working Capital Adjustment (which may be a negative number), plus (iii) the amount of Cash and Cash Equivalents, minus (iv) the amount of Closing Date Indebtedness, minus (v) the amount of Company Expenses, minus (vi) the amount of Change in Control Payments, minus (vii) the Representative Fund Amount.
“Change in Control Payments” means all change in control, transaction and similar bonuses or payments to current or former directors, managers, officers, employees and consultants paid as a result of the transactions contemplated hereby, including (i) any severance (and other post-termination) obligations to any Person whose employment has been terminated on or prior to the Closing (including payments under any non-competition or consulting agreements or arrangements or any COBRA or similar payments), (ii) any management fees or expenses payable to any Sellers or Affiliates of Sellers pursuant to the terms of any management or similar agreement, (iii) deferred bonuses set forth in Section 2.15(c)(vi) of the Company Disclosure Letter, (iv) retention awards to employees approved by the Company’s board of managers or a committee thereof prior to the Closing and (v) to the extent not paid prior to the Closing, the amount, if any, by which all amounts deferred under the Deferred Compensation Plan as of its termination exceed all assets then allocated to or reserved for the Deferred Compensation Plan, and held in the rabbi trust established prior to the date hereof with respect thereto, as of its termination (provided that if such assets exceed such deferred amounts, then the difference shall be applied on a dollar for dollar basis to reduce the aggregate Change in Control Payments deducted in the Cash Purchase Price) and including the employer’s portion of any applicable payroll Taxes.
“Claim” has the meaning set forth in Section 10.1(a)(iii).
“Closing” has the meaning set forth in Section 1.2.
“Closing Date” has the meaning set forth in Section 1.2.
“Closing Date Indebtedness” means the Indebtedness as of the open of business on the Closing Date.
“Closing Payment Amount” means, with respect to each Holder, the amount payable at Closing to such Holder in respect of such Holder’s Units or Options, such amounts to be calculated as follows:
(xx)    the Closing Payment Amount payable to each Sponsor shall be the amount that is equal to (A) the Percentage Allocation of such Sponsor, multiplied by the sum of (1) the Estimated Cash Purchase Price, (2) $30 million and (3) the Aggregate Exercise Price, plus (B) the Sponsor Allocation of such Sponsor, multiplied by the Sponsor Earn-out Value, minus (C) the Percentage Allocation of such Sponsor, multiplied by the Escrow Amount;
(xxi)    the Closing Payment Amount payable to each Founder with respect to all Units held by such Founder (but not in respect of any Options held by such Founder), shall be the amount that is equal to (A) the Percentage Allocation of such Founder, multiplied by the sum of (1) the Estimated Cash Purchase Price, (2) $30 million and (3) the Aggregate Exercise Price, minus (B) the Founder Allocation of such Founder, multiplied by the sum of (1) $30 million, plus (2) the Sponsor Earn-out Value, minus (C) the Percentage Allocation of such Founder, multiplied by the Escrow Amount; and
(xxii)    the Closing Payment Amount payable to each holder of Options (including the Founders, but only in respect of such Founder’s Options) shall be the amount that is equal to (A) the Percentage Allocation of such holder of Options, multiplied by (x) the sum of (1) the Estimated Cash Purchase Price, (2) $30 million and (3) the Aggregate Exercise Price, minus (B) the applicable exercise price of such Options, minus (C) the Percentage Allocation of such holder of Options, multiplied by the Escrow Amount.

“Closing VWAP” has the meaning set forth in Section 9.1.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commitment Letter” has the meaning set forth in Section 4.4.
“Company” has the meaning set forth in the Preamble.
“Company 401(k) Plan” has the meaning set forth in Section 5.5(d).
“Company Benefit Plans” means each written employee benefit plan, scheme, program, policy, arrangement and Contract (including, but not limited to, any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or Contract) for the benefit of any current or former officer, employee, director or manager of any Group Company that is maintained or contributed to by a Group Company or any of its ERISA Affiliates, or with respect to which any of them has any material obligation, but shall exclude Multiemployer Plans.
“Company Disclosure Letter” means the letter, dated as of the date hereof, delivered by the Company to Buyer prior to the execution of this Agreement and identified as the Company Disclosure Letter.
“Company Employees” has the meaning set forth in Section 5.5(a).
“Company Expenses” means, without duplication, the collective amount payable by any of the Group Companies and any Sellers for all out-of-pocket costs and expenses incurred in connection with the negotiation, preparation or execution of the transactions contemplated by this Agreement and the Ancillary Agreements to the extent not paid prior to Closing (it being understood that any such calculation shall include amounts to cover any and all such fees, costs and expenses payable by the Group Companies, the Representative, the Founders’ Representative or the Sellers in connection with the Closing), including all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers and other representatives and consultants; appraisal fees, costs and expenses; and expenses associated with travel, lodging and entertainment), but excluding, for the avoidance of doubt, (i) any Change in Control Payments and (ii) any fees or expenses related to the Restated Employment Agreements or other post-Closing management arrangements.

“Confidentiality Agreement” has the meaning set forth in Section 5.2(d).
“Contract” means any legally binding agreement, lease, license, contract, note, mortgage, indenture, guaranty or commitment (whether written or oral).
“Creative Circle” has the meaning set forth in the Recitals.
“Current Assets” means current assets, excluding Cash and Cash Equivalents, deferred tax assets and marketable securities, cash and other assets relating to the Deferred Compensation Plan, calculated in accordance with the accounting principles set forth on Exhibit G.
“Current Liabilities” means current liabilities, excluding any amounts included in Indebtedness, deferred tax liabilities and liabilities under the Deferred Compensation Plan, calculated in accordance with the accounting principles set forth on Exhibit G.
“D&O Indemnified Parties” has the meaning set forth in Section 5.6(a).
“Debt Financing Sources” means any Person committing to provide or arrange or otherwise enter into agreements in connection with all or any part of the Financing or pursuant to any Alternate Financing, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, partners, members, employees, controlling persons, agents, trustees, administrators, advisors, managers and representatives and their respective successors and assigns.
“Debt Financing Source Party” has the meaning set forth in Section 11.13.
“Deferred Compensation Plan” has the meaning set forth in Section 5.13.
“DOJ” has the meaning set forth in Section 5.3(b).
“Earn-out Consideration Allocation” means, with respect to each Founder, a percentage equal to the product of (i) the Founder Allocation of such Founder, multiplied by (ii) (A) 100%, minus (B) the aggregate Percentage Allocation of all holders of Options.
“Earn-out Payments” means the EBITDA Earn-out Payments and the Revenue Earn-out Payments.
“Earn-out Period” means the twelve (12) month period ending December 31, 2015.
“Earn-out Period EBITDA” means the Group Companies’ earnings from operations before interest, income taxes, depreciation and amortization, in each case, during the Earn-out Period and determined in accordance with GAAP plus (i) Company Expenses that are expensed by any of the Group Companies during the Earn-out Period, whether before or after the Closing, and (ii) non-cash equity based compensation expensed during the Earn-out Period, determined in accordance with GAAP during the Earn-out Period. Notwithstanding the fact that the following items may otherwise be included or reflected in the Group Companies’ earnings, the following items shall not be included in determining the Earn-out Period EBITDA:
(i)    any general or administrative overhead charge assessed by Buyer or any of its Affiliates (other than the Group Companies) to the Group Companies;
(ii)    any expenses of Buyer to finance or otherwise incurred in connection with the transactions contemplated by this Agreement;
(iii)    any losses of Buyer or any of its Affiliates (other than the Group Companies) as to which a claim is made under this Agreement and as to which Buyer or any of its Affiliates (other than the Group Companies) are paid or reimbursed (by indemnity, contribution or otherwise);
(iv)    to the extent the employees of the Group Companies are provided with employee benefit programs available to Buyer or its Affiliates’ employees instead of or in addition to those currently provided to such employees, any additional costs associated therewith;
(v)    any expense, depreciation or amortization deductions caused by the write up of the Group Companies’ assets related to the transactions contemplated by this Agreement;
(vii)    any Change in Control Payments, if any;
(ix)    the gain or loss from any sale, exchange, or other disposition of assets other than in the ordinary course of business consistent with past practice; the gain or loss from the exchange of securities, or any increase or reduction in the carrying value of such securities, or any increase or reduction in the carrying value of such securities;
(x) any extraordinary gain or loss as determined in accordance with GAAP; and
(xi)    any of the items reflected on Schedule A attached hereto.
“Earn-out Period Revenue” means, subject to any limitations in Schedule A, (A) all revenue relating to permanent placements (both direct hire and conversion) made by any Group Company, plus (B) if the average gross margin (as historically calculated by the Group Companies) on revenue earned from temporary contract staffing during the Earn-out Period is at least 36.5%, all revenue earned from temporary contract staffing, in each case earned during the Earn-out Period and determined in accordance with GAAP.
“Earn-out Statement” has the meaning set forth in Section 1.8(c).
“EBITDA Earn-out Payments” has the meaning set forth in Section 1.8(b).

“Election Notice” has the meaning set forth in Section 1.7(c).
“End Date” has the meaning set forth in Section 7.1(b)(i).
“Environmental Law” means any applicable Law in effect as of the Closing Date concerning pollution or protection of the environment or exposure to, or the handling, use, presence, disposal or release of Hazardous Substances.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under section 414 of the Code.
“Escrow Account” has the meaning set forth in Section 1.3(b)(i).
“Escrow Agent” has the meaning set forth in the Recitals.
“Escrow Agreement” has the meaning set forth in the Recitals.
“Escrow Amount” has the meaning set forth in Section 1.3(b)(i).
“Escrow Funds” means, at any time, the portion of the Escrow Amount then remaining in the Escrow Account.
“Escrow Retention Amount” means $5 million.
“Estimated Cash Purchase Price” has the meaning set forth in Section 1.3(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“Existing Credit Facilities” means (i) the First Lien Credit Agreement, dated as of June 25, 2014, among Creative Circle, LLC, MSCP V CC Midco, LLC, the Lenders Party thereto, Société Générale, SG Americas Securities, LLC, Union Bank, N.A. and Newstar Financial, Inc., (ii) the Second Lien Credit Agreement, dated as of June 25, 2014, among Creative Circle, LLC, MSCP V CC Midco, LLC, the Lenders Party thereto, Société Générale, SG Americas Securities, LLC, Union Bank, N.A. and Newstar Financial, Inc., (iii) the First Lien Guaranty, dated as of June 25, 2014, by MSCP V CC Midco, LLC and each of the Subsidiaries of the Borrower executing the Guaranty in favor of and for the benefit of Société Générale and (iv) the Second Lien Guaranty, dated as of June 25, 2014, by MSCP V CC Midco, LLC and each of the Subsidiaries of the Borrower executing the Guaranty in favor of and for the benefit of Société Générale.
“Facilities” has the meaning set forth in Section 2.9(c).

“Final Escrow Termination Date” has the meaning set forth in Section 8.8(a).
“Financial Statements” has the meaning set forth in Section 2.5(a).
“Financing” has the meaning set forth in Section 4.4.
“Founder Allocation” means, with respect to each Founder, a percentage equal to the number of Units held by such Founder divided by the total number of Units held by all Founders, excluding for the avoidance of doubt, in each case, any Options held by a Founder.
“Founders” means Lawrence Serf, Dennis Masel and Kevin Yoshimoto, and, if the context so requires, the respective trusts in which such Persons hold Units.
“Founders’ Representative” has the meaning set forth in the Preamble.
“FTC” has the meaning set forth in Section 5.3(b).
“Fully-Diluted Outstanding Units” means, as of any date, the total number of Units outstanding as of such date, determined on a fully-diluted, as-if-exercised basis and assuming the exercise and settlement of all Options, whether or not exercised, exercisable, settled, eligible for settlement or vested.
“Fundamental Representations” means the representations and warranties set forth in Section 2.1, Section 2.2, Section 2.4 (other than the representations and warranties set forth in Section 2.4(d) and Section 2.4(g)), Section 2.5(b), Section 2.18, Section 3.1, Section 3.2 and Section 3.4.
“GAAP” has the meaning set forth in Section 2.5(a).
“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization.
“Group Companies” means, collectively, the Company and each of its Subsidiaries (direct or indirect).
“Group Company IP Rights” has the meaning set forth in Section 2.10(a).
“Hazardous Substances” means (i) any petroleum or petroleum products, asbestos, urea formaldehyde insulation or polychlorinated biphenyls and (ii) any material or substance regulated, listed or classified as a “toxic substance,” “hazardous substance,” “hazardous waste,” “hazardous material,” “contaminant,” “pollutant,” or words of similar meaning or effect under any Environmental Law.

“Holder” means each holder of any Fully-Diluted Outstanding Units (including each holder of an Option), all of whom, as of the date hereof, are set forth in Section 9.1(a) of the Company Disclosure Letter.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“Indebtedness” means, as of any time, without duplication, (i) the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any penalties, fees and premiums) arising under, any obligations of any Group Company consisting of indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money (but excluding any trade payable arising in the ordinary course of business consistent with past practice), (ii) indebtedness evidenced by any note, bond, debenture, mortgage, deed of trust or other debt security, (iii) all capitalized lease obligations of any Group Company, (iv) all obligations of any Group Company for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar transaction to the extent drawn upon, (v) any deferred purchase price or Liabilities related to past acquisitions of property, goods or services of any Group Company and (vi) any of the foregoing obligations of another Person which any Group Company has guaranteed or for which any Group Company is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise. Notwithstanding the foregoing, “Indebtedness” shall not include (a) any amounts included as Company Expenses or Change in Control Payments, (b) any intercompany indebtedness, (c) undrawn letters of credit, banker’s acceptance or similar transactions and (d) obligations under any interest rate, currency or other hedging arrangements (other than breakage costs payable upon termination thereof on the Closing Date).
“Indemnification Cap” has the meaning set forth in Section 8.4(b).
“Indemnification Threshold” has the meaning set forth in Section 8.4(a).
“Indemnified Party” has the meaning set forth in Section 8.5(a).
“Indemnifying Party” has the meaning set forth in Section 8.5(a).
“Indemnity Escrow Amount” has the meaning set forth in Section 1.3(b)(i).
“Independent Accountant” means PricewaterhouseCoopers or another nationally recognized independent registered public accounting firm appointed by mutual agreement of Buyer and the Representative.
“Initial Escrow Termination Date” has the meaning set forth in Section 8.1.

“Intellectual Property Rights” means all intellectual property and proprietary rights in any jurisdiction throughout the world, including any (i) inventions and discoveries, whether patentable or not, and all patents, patent applications and patent disclosures, (ii) trademarks, service marks, trade dress, corporate names, logos, slogans and trade names, (iii) published and unpublished works of authorship, whether copyrightable or not, and copyrights therein and thereto, (iv) registrations and applications for any of the foregoing, (v) Trade Secrets, (vi) Internet domain names, and URLs and software and (vii) goodwill associated with each of the foregoing.
“IRS” means the Internal Revenue Service.
“IT Systems” means the computers, computer systems and networks, devices, servers, workstations, routers, hubs, switches, data communication lines, hardware and other information technology equipment, software and other information technology integrated therein and used by the Group Companies in the Business.
“Joinder Agreement” has the meaning set forth in Section 5.1(a)(iii).
“Knowledge of the Company” means the actual knowledge, as of the date hereof, of the Persons specified in Section 9.1(b) of the Company Disclosure Letter, after reasonable inquiry of their direct reports.
“Labor Laws” has the meaning set forth in Section 2.14(b).
“Laws” has the meaning set forth in Section 2.12(a).
“Leased Real Property” has the meaning set forth in Section 2.9(c).
“Leases” has the meaning set forth in Section 2.9(c).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Liability” means any and all debts, liabilities, commitments and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, including those arising under any Law, those arising under any Contract, permit, license, franchise or undertaking and those arising as a result of any act or omission.
“Lien” means, with respect to any property or asset, any mortgage, lien, hypothecation, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Litigation” means any action, hearing, investigation, litigation, suit, arbitration, mediation, proceeding, summons, order or subpoena of any nature, civil, criminal, administrative, regulatory or otherwise, in law or in equity.
“Losses” means any and all damages, judgments, awards, Liabilities, losses, charges, demands, actions, suits, obligations, payments, proceedings, Taxes, settlements, assessments, deficiencies, interest, penalties, diminution in value, claims of any kind or nature, fines and costs and expenses (including reasonable fees and expenses of attorneys, auditors, consultants and other agents).
“Management Holders” means the Founders and the holders of Options.
“Material Adverse Effect” means any event, development, change, effect or occurrence that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the assets, liabilities, business, financial condition or results of operations of the Group Companies, taken as a whole; provided, that any such event, development, change, effect or occurrence resulting from any of the following, individually or in the aggregate, shall not be considered when determining whether a Material Adverse Effect has occurred: (i) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates, (ii) any change generally affecting the industry in which the Business operates, (iii) any change in Laws or GAAP, or the enforcement or interpretation thereof (iv) national political conditions, hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, in jurisdictions in which the Business operates, (v) any change resulting from the announcement or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement or the Ancillary Agreements provided, that this clause (v) shall be disregarded for purposes of the representations and warranties set forth in Section 2.3 (Non-Contravention) and to the extent related to such representations and warranties, the condition specified in Section 6.2(a), (vi) any hurricane, flood, tornado, earthquake or other natural disaster or any other similar force majeure event, (vii) any action required to be taken or omitted pursuant to this Agreement or Ancillary Agreements (other than the obligations of each of the Group Companies to (y) conduct the Business in the ordinary course consistent with past practice and (z) use commercially reasonable efforts to in all material respects (I) preserve their present business organizations, (II) maintain generally their existing relations and goodwill with Governmental Authorities, customers, lessors, employees and business associates, in each case, with whom they have significant relationships and (III) keep available the services of their present employees and agents), taken at Buyer’s express written request or not taken because Buyer withheld, delayed or conditioned its consent, (viii) the failure of the Business to achieve any financial projections or forecasts or (ix) the public disclosure by Buyer of any of the financial statements or financial information of the Group Companies; provided, that (A) the matters described in clauses (i), (ii), (iii), (iv) and (vi) shall be included in the term “Material Adverse Effect” to the extent any such matter has, or would reasonably be expected to have, a disproportionate impact on the assets, liabilities, business, financial condition or results of operations of the Group Companies, taken as a whole, relative to other businesses in the industry in which the Group Companies operate and (B) clause (viii) will not prevent a determination that any change or effect underlying any such failure has resulted in a Material Adverse Effect, to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect).
“Material Contract” has the meaning set forth in Section 2.8(b).
“Midco” has the meaning set forth in Section 2.5(a).
“Multiemployer Plan” means any Company Benefit Plan that is a “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA.
“Net Working Capital” means, as of the open of business on the Closing Date, an amount (which may be a positive or negative number) equal to (a) the aggregate value of the Current Assets of the Group Companies, minus (b) the aggregate value of the Current Liabilities of the Group Companies calculated in accordance with the accounting principles and sample calculation of Net Working Capital set forth on Exhibit G. Notwithstanding anything to the contrary contained herein, in no event shall “Net Working Capital” include any amounts with respect to Cash and Cash Equivalents, Company Expenses, Change in Control Payments or Closing Date Indebtedness.
“Net Working Capital Adjustment” means an amount (which may be a positive or negative number) equal to Net Working Capital minus the Target Net Working Capital.
“New Benefit Plans” has the meaning set forth in Section 5.5(b).
“NYSE” means the New York Stock Exchange.
“Old Benefit Plans” has the meaning set forth in Section 5.5(b).
“Operating Agreement” means the Amended and Restated Liability Company Agreement of the Company, dated September 28, 2012.
“Option” has the meaning set forth in Section 1.6(a).
“Option Plan” means the MSCP V CC Parent, LLC Class A Unit Option Plan, as amended in accordance with its terms.
“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Percentage Allocation” means, with respect to each Holder, a percentage equal to the number of Units held by such Holder at the Closing assuming the exercise of all of such Holder’s then outstanding and exercisable Options, divided by the total number of Fully-Diluted Outstanding Units at the Closing.
“Permits” has the meaning set forth in Section 2.12(b).
“Permitted Liens” means (i) real estate and personal property Taxes, assessments, governmental levies, fees or charges or statutory liens for current Taxes or other governmental charges with respect to any asset not yet due and payable or due and payable but not delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business consistent with past practice or in connection with construction Contracts for amounts that are not delinquent or are being contested in good faith for which adequate reserves have been established in accordance with GAAP, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Leased Real Property, none of which would, individually or in the aggregate, reasonably be expected to interfere in any material respect with the present use or occupancy of the affected property by the applicable Group Company, (iv)  all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above the Leased Real Property, (v) any state of facts which an accurate survey or inspection of the Leased Real Property would disclose and which would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the present use or occupancy of the affected property by the applicable Group Company, (vi) customary statutory Liens in favor of lessors arising in connection with any property leased to the Company in the ordinary course of business consistent with past practice, (vii) statutory Liens in favor of lessors arising in connection with any property leased to the Company, (viii) Liens securing the obligations of the Group Companies under or in respect of Indebtedness under the Existing Credit Facilities which will be paid off at the Closing and (ix) other Liens, defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the present use or occupancy of the affected property by the applicable Group Company.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Authority.
“Post-Closing Covenant” has the meaning set forth in Section 8.1.
“Pre-Closing Covenant” has the meaning set forth in Section 8.1.

“Pre-Closing Merger” has the meaning set forth in Section 5.15.
“Proposed Closing Date Calculations” has the meaning set forth in Section 1.3(c)(i).
“Purchase Price” means the sum of (i) Cash Purchase Price (as adjusted pursuant to Section 1.3(d)), (ii) the Stock Consideration or Stock Cash Payment, as applicable, and (iii) the Earn-out Payments.
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.3(c)(ii).
“Related Party” means, with respect to any Person, (i) any Person directly or indirectly beneficially owning or controlling five percent (5%) or more of the outstanding voting securities of such Person or any of such Person’s Affiliates, (ii) any Person five percent (5%) or more of whose outstanding voting securities are directly or indirectly beneficially owned or controlled by such Person or any of such Person’s Affiliates, (iii) any current or former director, manager or officer of such Person or any of such Person’s Affiliates or Related Parties or (iv) any family member of any of the Persons enumerated in clauses (i) through (iii) above.
“Releasee” has the meaning set forth in Section 5.12.
“Representative” has the meaning set forth in the Preamble.
“Representative Fund Amount” means $500,000.
“Restated Employment Agreements” has the meaning set forth in the Recitals.
“Revenue Earn-out Payments” has the meaning set forth in Section 1.8(a).
“SEC” means the Securities and Exchange Commission.
“Section 1060 Allocation” has the meaning set forth in Section 1.5.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“Seller” has the meaning set forth in the Preamble.
“Seller Indemnitees” has the meaning set forth in Section 8.3.
“Sellers’ Returns” has the meaning set forth in Section 5.9(a).
“Solvent” has the meaning set forth in Section 4.5.
“Sponsors” means MSCP V CC Holdco, LLC and USS-Constitution Co-Investment Fund II, L.P.

“Sponsor Allocation” means, with respect to a Sponsor, a percentage equal to the number of Units held by such Sponsor, divided by the total number of Units held by all Sponsors.
“Sponsor Earn-out Value” means $7.2 million, representing cash proceeds paid to Sponsors in lieu of any Earn-out Payments to be paid pursuant to Section 1.8.
“Stock Cash Payment” has the meaning set forth in Section 1.7(b).
“Stock Consideration” has the meaning set forth in Section 1.7(a).
“Stock Event” has the meaning set forth in Section 9.1.
“Subscription Agreement” has the meaning set forth in the Recitals.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Target Net Working Capital” means an amount equal to ten percent (10%) of the revenues of the Group Companies for the one (1) year period ending on the last day of the month immediately preceding the month of the Closing Date.
“Tax” means any federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental, real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).
“Tax Return” means any federal, state, local or foreign tax return, declaration, statement, report, schedule, form or information return or any amendment to any of the foregoing relating to Taxes.

“Third Party Claim” has the meaning set forth in Section 8.5(b).
“Trade Secrets” means trade secrets and confidential information (including inventions, ideas, know-how, financial, business and marketing plans and related information).
“Treasury Regulations” means the regulations prescribed under the Code.
“Unaudited Financial Statements” has the meaning set forth in Section 2.5(a).
“Unit” has the meaning set forth in the Recitals.
“Waiving Party” has the meaning set forth in Section 11.13.
“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

Section 9.2    Construction.
(a)    General. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “party” or “parties” shall refer to parties to this Agreement. The table of contents and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Section and Exhibits of this Agreement unless otherwise specified. All Exhibits and Disclosure Letters annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to the “Project Casting Call” virtual data room managed by the Company at www.intralinks.com or otherwise transmitted to Buyer at least three (3) hours prior to the execution and delivery of this Agreement. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(b)    Pre-Closing Merger. After the Pre-Closing Merger:
(v)    The terms “Units” and “Options” shall, after all requisite approvals by the Board of Directors of the Company and by the Company as Midco’s Managing Member and in accordance with the term of the Option Plan, refer to the applicable equity securities or rights to acquire equity securities into which such Units or Options were converted or exchanged.
(vi)    Except as provided in clause (i) of this Section 9.2(b), no Group Company or Seller shall be required to take any action to cancel any Units or Options, as applicable, and/or issue any equity securities or instruments evidencing the right to acquire equity securities in replacement of such Units or Options.
(vii)    All references to any Group Company hereunder shall be deemed, from and after the effectiveness of the Pre-Closing Merger, to refer to the applicable entity into which such Group Company was converted pursuant to the Pre-Closing Merger.
(viii)    All effects of the Pre-Closing Merger shall be disregarded for all purposes under Section 6.2.
ARTICLE 10
Representative and Founders’ Representative
Section 10.1    Authorization of Representative.
(a)    Subject to Section 10.2, MSCP V CC Holdco, LLC is hereby appointed, authorized and empowered to act as Representative, for the benefit of the Holders, as the exclusive agent and attorney-in-fact to act on behalf of each Holder, in connection with and to facilitate the consummation of the transactions contemplated hereby, including pursuant to the Escrow Agreement, which shall include the power and authority:
(i)    to execute and deliver the Ancillary Agreements (with such modifications or changes therein as to which the Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Representative, in its sole discretion, determines to be desirable;
(ii)    to execute and deliver such waivers and consents in connection with this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby as the Representative, in its sole discretion, may deem necessary or desirable;
(iii)    as the Representative, to enforce and protect the rights and interests of the Holders (including the Representative, in its capacity as a Holder, if applicable) and to enforce and protect the rights and interests of the Representative arising out of or under or in any manner relating to this Agreement and the Ancillary Agreements, and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein or therein (including in connection with any and all claims for indemnification brought under Article 8), and to take any and all actions which the Representative believes are necessary or appropriate under the Ancillary Agreements and/or this Agreement for and on behalf of the Holders, including asserting or pursuing any claim, action, proceeding or investigation (a “Claim”) against Buyer, defending any Third Party Claims or Claims by the Buyer Indemnitees, consenting to, compromising or settling any such Claims, conducting negotiations with Buyer and its representatives regarding such Claims and, in connection therewith, to: (A) assert or institute any Claim; (B) investigate, defend, contest or litigate any Claim initiated by Buyer or any other Person, or by any Governmental Authority against the Representative and/or any of the Holders or the Escrow Funds, and receive notices or process on behalf of any or all of the Holders in any such Claim and compromise or settle on such terms as the Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Claim; (C) file any proofs of debt, Claims and petitions as the Representative may deem advisable or necessary; (D) settle or compromise any Claims asserted under the Escrow Agreement; and (E) file and prosecute appeals from any decision, judgment or award rendered in respect of any such Claim, it being understood that the Representative as such shall not have any obligation to take any such actions, and shall not have any Liability for any failure to take any such actions;
(iv)    to refrain from enforcing any right of any Holder and/or the Representative arising out of or under or in any manner relating to this Agreement, the Ancillary Agreements or any other agreement, instrument or document in connection with the foregoing; provided, however, that no such failure to act on the part of the Representative, except as otherwise provided in this Agreement or in the Ancillary Agreements, shall be deemed a waiver of any such right or interest by the Representative or by such Holders unless such waiver is in writing signed by the waiving party or by the Representative; and
(v)    to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement, the Ancillary Agreements and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith.
(b)    The Representative will not be required to take any action involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to the Representative by Holders. To the extent that any distributions from the Escrow Account are made to the Seller Indemnitees pursuant to Section 8.8(a), the Representative shall receive reimbursement from the Holders directly out of any such distributions that are being made to the Seller Indemnitees for any and all expenses, charges and Liabilities, including attorneys’ fees, reasonably incurred by the Representative in the performance or discharge of the Representative’s rights and obligations under this Agreement that have not previously been reimbursed and that exceed the Representative Fund Amount. The Representative shall have the power and authority to use the Representative Fund Amount and any other funds distributed to the Representative pursuant to this Section 10.1(b) to satisfy costs, expenses and/or Liabilities of the Representative in connection with matters related to this Agreement and/or the Ancillary Agreements; provided, however, that the Founders’ Representative shall have the right to receive up to $100,000 of the Representative Fund Amount to satisfy costs, expenses and/or liabilities of the Founders’ Representative in connection with the Earn-out Payments and enforcing any rights the Founders may have with respect to the Stock Consideration, if any. In the event that the Representative Fund Amount and any other funds distributed to the Representative pursuant to this Section 10.1(b) together are insufficient to satisfy the Representative’s expenses, charges and liabilities, then each Holder will be obligated to pay the excess in accordance with each Holder’s respective Percentage Allocation. If any balance of the Representative Fund Amount remains undisbursed at such time as all disputes, Claims and other matters relating to the transactions contemplated by this Agreement and all other instruments and Contracts to be delivered pursuant hereto have been finally resolved, then the Representative shall distribute the remaining balance of the Representative Fund Amount (i) to each Seller, an amount in cash equal to such Seller’s Percentage Allocation of such balance and (2) to the Company, an amount in cash equal to the aggregate of the Percentage Allocation of such balance of all holders of Options for distribution by the Company to such holders of Options in each case in an amount equal to such holder’s Percentage Allocation of such balance (less any applicable withholding Taxes), in each case by wire transfer of immediately available funds to an account designated by each recipient.
(c)    All of the indemnities, immunities and powers granted to the Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement and/or the Ancillary Agreements.
(d)    Subject to Section 10.2, Buyer shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement and the Ancillary Agreements, all of which actions or omissions shall be legally binding upon the Holders.
(e)    The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Holder and (ii) shall survive the consummation of the transactions contemplated by this Agreement.

Section 10.2    Authorization of Founders’ Representative.
(a)    Lawrence Serf, an individual, is hereby appointed, authorized and empowered to act as Founders’ Representative, for the benefit of the Management Holders, as the exclusive agent and attorney-in-fact to act on behalf of each Management Holder, in connection with the Earn-out Payments and any rights or obligations related to the Stock Consideration, if any, which shall include the power and authority:
(vi)    to execute and deliver such waivers and consents in connection with the Earn-out Payments and provisions set forth in Section 1.8 of this Agreement as the Founders’ Representative, in his sole discretion, may deem necessary or desirable;
(vii)    to enforce and protect the rights and interests of the Management Holders (including the Founders’ Representative, in his capacity as a Management Holder, if applicable) with respect to the Earn-out Payments and the provisions set forth in Section 1.8 of this Agreement and to enforce and protect the rights and interests of the Founders’ Representative arising out of or under or in any manner relating to this Agreement, and to take any and all actions which the Founders’ Representative believes are necessary or appropriate for and on behalf of the Management Holders in connection with the Earn-out Payments, including asserting or pursuing a Claim against Buyer, consenting to, compromising or settling any such Claims, conducting negotiations with Buyer and its representatives regarding such Claims and, in connection therewith, to: (A) assert or institute any Claim; (B) investigate, defend, contest or litigate any Claim initiated by Buyer or any other Person as it relates to the Earn-out Payments and receive notices or process on behalf of any or all of the Management Holders in any such Claim and compromise or settle on such terms as the Founders’ Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Claim; (C) file any proofs of debt, Claims and petitions as the Founders’ Representative may deem advisable or necessary in connection with the Earn-out Payments; and (D) file and prosecute appeals from any decision, judgment or award rendered in respect of any such Claim, it being understood that the Founders’ Representative as such shall not have any obligation to take any such actions, and shall not have any Liability for any failure to take any such actions;
(viii)    to enforce and protect the rights and interests of the Founders (including the Founders’ Representative, in his capacity as a Founder, if applicable) provided pursuant to this Agreement with respect to the Stock Consideration, if any, and to take any and all actions which the Founders’ Representative believes are necessary or appropriate for and on behalf of the Founders in connection with the rights and interests provided pursuant to this Agreement with respect to the Stock Consideration, if any, including asserting or pursuing a Claim against Buyer, consenting to, compromising or settling any such Claims, conducting negotiations with Buyer and its representatives regarding such Claims, and, in connection therewith, to: (A) assert or institute any Claim; (B) investigate, defend, contest or litigate any Claim initiated by Buyer or any other Person as it relates to the Stock Consideration on behalf of any or all of the Founders in any such Claim and compromise or settle on such terms as the Founders’ Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Claim; (C) file any proofs of debt, Claims and petitions as the Founders’ Representative may deem advisable or necessary in connection with enforcing the rights and interests provided pursuant to this Agreement with respect to the Stock Consideration, if any; and (D) file and prosecute appeals from any decision, judgment or award rendered in respect of any such Claim, it being understood that the Founders’ Representative as such shall not have any obligation to take any such actions, and shall not have any Liability for any failure to take any such actions;
(ix)    to refrain from enforcing any right of any Management Holder, Founder and/or the Founders’ Representative arising out of or under or in any manner relating to the Earn-out Payments or the rights and interest to the Stock Consideration provided pursuant this Agreement; provided, however, that no such failure to act on the part of the Founders’ Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Founders’ Representative or by such Management Holders of Founders, as the case may be, unless such waiver is in writing signed by the waiving party or by the Founders’ Representative; and
(x)    to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Founders’ Representative, in his sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out his obligations hereunder.
(b)    The Founders’ Representative will not be required to take any action involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to the Founders’ Representative by the Management Holders. To the extent that any Earn-out Payments are received by the Management Holders, the Founders’ Representative shall receive reimbursement from the Management Holders directly out of any such distributions for any and all expenses, charges and liabilities, including attorneys’ fees, reasonably incurred by the Founders’ Representative in the performance or discharge of the Founders’ Representative’s rights and obligations with respect to such Earn-out Payments that have not previously been reimbursed. The Founders’ Representative shall have the right to receive up to $100,000 of the Representative Fund Amount to satisfy costs, expenses and/or liabilities of the Founders’ Representative in connection with the Earn-out Payments and enforcing any rights the Founders may have with respect to the Stock Consideration, if any. In the event that the portion of the Representative Fund Amount allocated to the Founders’ Representative and any other funds distributed to the Founders’ Representative are insufficient to satisfy the Founders’ Representative’s expenses, charges and liabilities, then each Management

Holder will be obligated to pay the excess in accordance with each Management Holder’s respective Percentage Allocation
(c)    All of the indemnities, immunities and powers granted to the Founders’ Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement.
(d)    Buyer shall have the right to rely upon all actions taken or omitted to be taken by the Founders’ Representative in connection with the Earn-out Payments and the enforcement of any rights or interests of the Stock Consideration, if any, all of which actions or omissions shall be legally binding upon the Management Holders and Founders.
(e)    The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Management Holder and Founder and (ii) shall survive the consummation of the transactions contemplated by this Agreement.
Section 10.3    Limitations on Liability. The parties hereto acknowledge and agree that the Representative and the Founders’ Representative, each in its/his capacity as such, shall have no liability to, and shall not be liable for any Losses of, any party hereto or to any Buyer Indemnitee in connection with any obligations of the Representative or the Founders’ Representative, as applicable, under this Agreement or the Ancillary Agreements or otherwise in respect of this Agreement or the transactions contemplated hereby, except to the extent such Losses shall be proven to be the direct result of fraud or willful misconduct by the Representative or the Founders’ Representative as applicable, in connection with the performance of its/his obligations hereunder or under the Escrow Agreement.

ARTICLE 11
Miscellaneous
Section 11.1    Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be given by delivery in person, by facsimile, email, or by registered or certified mail (postage prepaid, return receipt requested) to the other parties hereto as follows (and shall be deemed to have been duly given upon actual receipt in the case of delivery by person, on the date the delivering party receives confirmation if delivered by facsimile or email, or three (3) Business Days after deposit in the mail if sent by registered certified mail):
if to Buyer,
On Assignment, Inc.
26745 Malibu Hills Road
Calabasas, California 91301
Attention:    Jennifer Hankes Painter
Facsimile:    (866) 517-1118
Email:        jennifer.painter@onassignment.com
with a copy (which shall not constitute notice) to:
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
Attention:    Patrick S. Brown
Facsimile:    (310) 712-8800
Email:        brownp@sullcrom.com
if to Sellers or the Representative,
c/o Morgan Stanley Capital Partners
1585 Broadway, 37th Floor
New York, New York 10036
Attention:    Aaron Sack
Facsimile:    (917) 720-9530
Email:         aaron.sack@morganstanley.com
with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention:    Kevin A. Rinker
Facsimile:    (212) 521-7569
Email:        karinker@debevoise.com
if to the Founders or the Founders’ Representative, with respect to the Earn-out Payments, Section 1.8 of this Agreement or any matter related to the Stock Consideration,
Lawrence Serf
c/o Creative Circle
5900 Wilshire Boulevard, 11th Floor
Los Angeles, California 90036
Facsimile:    (323) 930-2233
Email:    lserf@creativecircle.com
with a copy (which shall not constitute notice) to:
Sheppard, Mullin, Richter & Hampton LLP
333 South Hope Street, 43rd Floor
Los Angeles, California 90071
Attention:    Lawrence M. Braun
        Stephen R. LaSala
Facsimile:     (213) 443-2814
Email:     lbraun@sheppardmullin.com
slasala@sheppardmullin.com
or such other address, facsimile number or email as such party may hereafter specify for the purpose by notice to the other parties hereto.
Section 11.2    Amendment; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one (1) or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder (except to the extent expressly set forth in any written waiver). Except as otherwise set forth in Article 8, the rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity. Notwithstanding anything to the contrary contained herein, Section 1.2, Section 5.3(b), Section 5.10, this Section 11.2, Section 11.4, Section 11.5, Section 11.8, Section 11.9 and Section 11.13 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be amended in a manner that is adverse in any material respect to a Debt Financing Source without the prior written consent of such Debt Financing Source.
Section 11.3    Expenses. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, whether or not consummated, shall be paid by the party incurring such cost or expense; provided, that (a) Buyer, on the one hand, and the Sellers, as a Company Expense, on the other hand, shall each be responsible for half of the cost of (i) any filing fees under the HSR Act, (ii) all fees and expenses of the Escrow Agent and (iii) all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (including any real property transfer tax and any similar Tax), as well as the filing of all necessary Tax Returns and documentation with respect to all such Taxes and fees and (b) Buyer shall be responsible for any costs of the “tail” policy pursuant to Section 5.6(b).
Section 11.4    Governing Law, etc.
(d)    THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS THAT WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. Buyer, the Company and each Seller hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby. Except to the extent explicitly provided for in Section 1.3(c)(ii), Section 1.5 and Section 1.8(c), each of Buyer, the Company and Sellers irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, or with respect to any such action or proceeding, shall be heard and determined in such a New York state or federal court, and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction. Each of Buyer, the Company and Sellers hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each of Buyer, the Company and Sellers hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts, that the forum is inconvenient, that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. Buyer, the Company and each Seller hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.1 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. Notwithstanding anything herein to the contrary, each party hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, affiliates, employees or representatives in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than any federal or state court located in the Borough of Manhattan in the City of New York.
(e)    EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE COMMITMENT LETTER, THE FINANCING, ANY ALTERNATE FINANCING AND THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY OR ANY DEBT FINANCING SOURCE HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.4 AND (v) THE DEBT FINANCING SOURCES HAVE BEEN INDUCED TO ENTER INTO THE COMMITMENT LETTER AND THE OTHER DEFINITIVE DOCUMENTATION FOR THE FINANCING OR ANY ALTERNATIVE FINANCING BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.4.

Section 11.5    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and permitted assigns; provided, that no party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of law or otherwise, without the prior written consent of the other parties other than for collateral purposes (including any assignment to the Debt Financing Sources as collateral security in connection with the Financing or any Alternate Financing). Any purported assignment in violation of this Section 11.5 is void.
Section 11.6    Entire Agreement. This Agreement, the Ancillary Agreements (when executed and delivered) and the Confidentiality Agreement constitute the entire agreement and supersede all prior Contracts, understandings and representations, both written and oral, between the parties with respect to the subject matter hereof.
Section 11.7    Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 11.8    Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided under Section 5.6, Article 8, Section 11.4(b), this Section 11.8 and Section 11.11, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties and their respective successors and assigns. The parties agree that the rights of third party beneficiaries under Section 5.6 shall not arise unless and until the Closing occurs. The provisions of Section 11.2, Section 11.4, Section 11.5, this Section 11.8, Section 11.9 and Section 11.13 shall inure to the benefit of, and be enforceable by, each Debt Financing Source and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of such Sections.

Section 11.9    Specific Performance. The parties agree that irreparable damage may occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 11.4, in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in Section 8.6 (Exclusive Remedy)). The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other security in connection therewith. This Section 11.9 is subject to the express provisions of Section 5.10(a) and Section 11.3.
Section 11.10    Disclosure Letter. Any item disclosed on any section of the Company Disclosure Letter referenced by a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement if the relevance of such disclosure to such other section is reasonably apparent on the face of such disclosure. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any section of the Company Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a section of the Company Disclosure Letter is or is not material for purposes of this Agreement.
Section 11.11    Conflicts; Privilege.
(a)    Recognizing that Debevoise & Plimpton LLP has acted as legal counsel to the Group Companies, certain of Sellers and certain of their respective Affiliates prior to date hereof, and that Debevoise & Plimpton LLP intends to act as legal counsel to certain of Sellers and their respective Affiliates (which will no longer include the Group Companies) after the Closing, each of Buyer and the Company hereby waives, on its own behalf, and agrees to cause its Affiliates and its Subsidiaries to waive, any conflicts that may arise in connection with Debevoise & Plimpton LLP representing any Seller or their Affiliates after the Closing as such representation may relate to Buyer, the Company or the Subsidiaries or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between Sellers, the Group Companies and their respective Affiliates, on the one hand, and Debevoise & Plimpton LLP, on the other hand, but only in the course of the negotiation, documentation and consummation of the transactions contemplated hereby, shall be deemed to be attorney-client confidences that belong solely to Sellers and their respective Affiliates (and not the Group Companies). Accordingly, after the Closing, the Group Companies agree to use their reasonable best efforts not to access any communications or files of Debevoise & Plimpton LLP relating to such engagement that may remain in the records of the Group Companies. Without limiting the generality of the foregoing, from and after the Closing, (i) Sellers and their respective Affiliates (and not the Group Companies) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Group Companies shall be a holder thereof, (ii) to the extent that files of Debevoise & Plimpton LLP in respect of such engagement constitute property of the client, only Sellers and their respective Affiliates (and not the Group Companies) shall hold such property rights and (iii) Debevoise & Plimpton LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Group Companies by reason of any attorney-client relationship between Debevoise & Plimpton LLP and the Group Companies. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Buyer and/or the Group Companies, on the one hand, and a Person other than a party to this Agreement, on the other hand, Buyer may assert any attorney-client privilege to prevent disclosure to such third party of any such privileged communications; provided, however, that Buyer may not waive such privilege with respect to privileged communications without the prior written consent of the Representative, such consent not to be unreasonably withheld, conditioned or delayed.
(b)    Recognizing that Sheppard, Mullin, Richter & Hampton LLP has acted as legal counsel to the Company, the Founders and their respective Affiliates prior to date hereof, and that Sheppard, Mullin, Richter & Hampton LLP intends to act as legal counsel to the Founders after the Closing, each of Buyer and the Company hereby waives, on its own behalf, and agrees to cause its Affiliates and its Subsidiaries to waive, any conflicts that may arise in connection with Sheppard, Mullin, Richter & Hampton LLP representing any Founder or their Affiliates after the Closing as such representation may relate to Buyer, the Company or the Subsidiaries or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between the Founders, the Group Companies and their respective Affiliates, on the one hand, and Sheppard, Mullin, Richter & Hampton LLP, on the other hand, but only in the course of the negotiation, documentation and consummation of the transactions contemplated hereby, shall be deemed to be attorney-client confidences that belong solely to the Founders and their respective Affiliates (and not the Group Companies). Accordingly, after the Closing the Group Companies agree to use their reasonable best efforts not to access any such communications or files of Sheppard, Mullin, Richter & Hampton LLP relating to such engagement that may remain in the records of the Group Companies. Without limiting the generality of the foregoing, from and after the Closing, (i) Founders and their respective Affiliates (and not the Group Companies) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Group Companies shall be a holder thereof, (ii) to the extent that files of Sheppard, Mullin, Richter & Hampton LLP in respect of such engagement constitute property of the client, only Sellers and their respective Affiliates (and not the Group Companies) shall hold such property rights and (iii) Sheppard, Mullin, Richter & Hampton LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Group Companies by reason of any attorney-client relationship between Sheppard, Mullin, Richter & Hampton LLP and the Group Companies. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Buyer and/or the Group Companies, on the one hand, and a Person other than a party to this Agreement, on the other hand,

Buyer may assert any attorney-client privilege to prevent disclosure to such third party of any such privileged communications; provided, however, that Buyer may not waive such privilege with respect to privileged communications without the prior written consent of the Founders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.
Section 11.12    Consent to Transactions. For the avoidance of doubt, each Seller consents to all transactions contemplated by this Agreement for all purposes under the Operating Agreement, including the allocation of consideration amongst the Sellers in accordance with this Agreement.
Section 11.13    No Recourse to Debt Financing Sources. Notwithstanding anything to the contrary contained herein, and without limiting the generality of Section 5.10(a), Section 11.4, Section 11.8 and Section 11.9, each of the Sellers, the Company, the Founders’ Representative and the Representative and their former, current or future Affiliates, directors, managers, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, financing sources, and agents and other representatives and successors and assigns (each, a “Waiving Party”) hereby waive any rights or claims against any Debt Financing Source and its former, current or future Affiliates, directors, managers, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, financing sources, and agents and other representatives (each, a “Debt Financing Source Party”) in connection with this Agreement, the Financing, any Alternate Financing, the Commitment Letter, any commitment letter for any Alternate Financing or the definitive documentation for the Financing or any Alternate Financing, whether at law or equity, in contract, in tort or otherwise, and each Waiving Party agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any Legal Proceeding against any Debt Financing Source Party in connection with this Agreement or any transaction contemplated hereby (including any Legal Proceeding relating to the Financing, any Alternate Financing, the Commitment Letter, any commitment letter for any Alternate Financing or the definitive documentation for the Financing or any Alternate Financing).  In furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source Party shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to any Waiving Party in connection with this Agreement or any transaction contemplated hereby (including any Legal Proceeding relating to the Financing, any Alternate Financing, the Commitment Letter, any commitment letter for any Alternate Financing or the definitive documentation for the Financing or any Alternate Financing). Nothing in this Section 11.13 shall in any way (i) expand the circumstances in which Buyer may be liable under this Agreement or as a result of the transactions contemplated hereby (including as a result of the Financing or any Alternate Financing), (ii) limit or qualify the obligations and liabilities of the parties to the Commitment Letter to each other thereunder or in connection therewith or (iii) limit or qualify the obligations and liabilities of the parties to the engagement letter between the Company and Wells Fargo Securities, LLC, in its capacity as financial advisor to the Company in connection with the transactions contemplated hereby, to each other thereunder or in connection therewith.
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IN WITNESS WHEREOF, the parties have duly executed this Purchase Agreement as of the date first above written.

MSCP V CC PARENT, LLC
By:	/s/ Aaron Sack
Name:	Aaron Sack
Title:	Authorized Signatory

MSCP V CC HOLDCO, LLC
By:	MSCP V Cayman (Operating Partnership AIV) L.P.

By:	MS Capital Partners V GP L.P., its general partner

By:	MSCP V GP Inc., its general partner

By:	/s/ Aaron Sack
Name:	Aaron Sack
Title:	Managing Director

USS-CONSTITUTION CO-INVESTMENT FUND II, L.P.
By:	USS-Constitution GP II, LLC, its General Partner

By:	/s/ Daniel M. Cahill
Name:	Daniel M. Cahill
Title:	Authorized Signatory

SERF LIVING TRUST
By:	/s/ Lawrence R. Serf
Name:	Lawrence R. Serf
Title:	Trustee

DENNIS MASEL LIVING TRUST dated May 5 2008
By:	/s/ Dennis Masel
Name:	Dennis Masel
Title:	Trustee

DENNIS MASEL LEGACY TRUST
By:	Jackson Hole Trust Company, Trustee
By:	/s/ Cassie M. Hoffman
Name:	Cassie M. Hoffman
Title:	Trust Officer

By:	/s/ Kevin Yoshimoto
Kevin Yoshimoto

ON ASSIGNMENT, INC.

By:	/s/ Peter T. Dameris
Name:	Peter T. Dameris
Title:	President and Chief Executive Officer